SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Initial Filing)*


                           HIENERGY TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   42952V 10 1
                                 --------------
                                 (CUSIP Number)

                              Dr. Bogdan C. Maglich
                                10 Mauchly Drive
                                Irvine, CA 92618
                                  949.727.3389
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 25, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 2 of 6
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Dr.  Bogdan  C.  Maglich

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
           SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                  [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           United  States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7    SOLE  VOTING  POWER
           Shares              3,934,023
           Stock  Options      2,482,011
                               ---------
           Total               6,416,034
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
           11,135,722
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
           6,416,034
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
           11,135,722
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,135,722
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           45.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           IN

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 3 of 6
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Maglich Family Holdings, Inc. / IRS Identification No: 33-0805657

--------------------------------------------------------------------------------
2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3     SEC  USE  ONLY
--------------------------------------------------------------------------------
4     SOURCE  OF  FUNDS*
               SC
--------------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          State  of  Delaware
--------------------------------------------------------------------------------
NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH
--------------------------------------------------------------------------------
7    SOLE  VOTING  POWER
          3,467,953
--------------------------------------------------------------------------------
8    SHARED  VOTING  POWER
               0
--------------------------------------------------------------------------------
9    SOLE  DISPOSITIVE  POWER
               3,467,953
--------------------------------------------------------------------------------
10   SHARED  DISPOSITIVE  POWER
               0
--------------------------------------------------------------------------------
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               11,135,722
--------------------------------------------------------------------------------
12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               45.3%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*
               CO
================================================================================
*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 4 of 6
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Advanced Projects Group, Inc. / IRS Identification No: 33-0659446
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
               SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               State  of  Delaware
--------------------------------------------------------------------------------
NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
               1,251,735
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
               0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
               1,251,735
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11,135,722
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               45.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               CO
================================================================================
*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

---------------------                                                -----------
CUSIP No. 42952V 10 1                 13D                            Page 5 of 6
---------------------                                                -----------

ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates are the shares of common stock, par value $0.0001 per share, of HiEnergy Technologies, Inc. (formerly SLW Enterprises Inc.), a Washington corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 10 Mauchly Drive, Irvine, California 92618.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     (a) The name of the Reporting Persons are Dr. Bogdan C. Maglich, Maglich Family Holdings, Inc. and Advanced Projects Group, Inc.

     (b) The address of the Reporting Persons is 10 Mauchly Drive, Irvine, CA 92618.

     (c) Dr. Maglich is Chairman of the Board and Chief Scientist of the Issuer and an officer, director and ten percent shareholder of each of Maglich Family Holdings, Inc. and Advanced Projects Group, Inc.

     (d) Dr. Maglich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

     (e) In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Dr. Maglich is a citizen of the United States. Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. are Delaware corporations.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 15, 2002, Dr. Maglich, individually, and on behalf of Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. executed a Shareholder's Agreement committing himself and the two corporations to tender and not withdraw all of the shares of common stock of HiEnergy Microdevices, Inc., a Delaware corporation ("HiEnergy"), that they held in exchange for shares of the common stock of the Issuer. The exchange offer by the Issuer was conducted through an offering memorandum as contemplated by the Voluntary Share Exchange Agreement dated March 22, 2002 executed between the Issuer and HiEnergy. As shareholders of HiEnergy, Dr. Maglich, Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. exchanged 176,000, 155,149 and 56,000 shares, respectively, of HiEnergy common stock for shares of common stock of the Issuer on a 22.3524-for-1 basis. Dr. Maglich also consented to have his 111,000 HiEnergy stock options converted, on a 22.3524-for-one basis, into 2,482,011 stock options of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the voluntary share exchange between the Issuer and the shareholders of HiEnergy was to effect a reverse takeover of the Issuer by the shareholders of HiEnergy. The shareholders of HiEnergy voluntarily exchanged the common stock they held in HiEnergy for the common stock of the Issuer and in aggregate now control a majority of the outstanding shares of common stock of the Issuer following the closing of the voluntary share exchange transaction on April 25, 2002. HiEnergy is now a majority-owned subsidiary of the Issuer. Immediately after the voluntary share exchange, effective April 26, 2002, the Board of Directors of the Issuer was increased to six members and the existing members of the HiEnergy Board became Directors of the Issuer. Except

---------------------                                                -----------
CUSIP No. 42952V 10 1                 13D                            Page 6 of 6
---------------------                                                -----------

for the President of the Issuer, Barry Alter, the executive officers of the Issuer were replaced with the executive officers of HiEnergy.

The summary descriptions contained in this report of the Shareholder's Agreement and the Voluntary Share Exchange Agreement are qualified in their entirety by the complete text of the agreements accompanying this report as exhibits and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Dr. Maglich beneficially owns 11,135,722 shares of Common Stock, or 45.3% of the outstanding shares of common stock of the Issuer. He directly controls 3,934,023 shares of Common Stock, and indirectly controls 4,719,688 shares of Common Stock, 3,467,953 shares of which are owned by Maglich Family Holdings, Inc. and 1,251,735 shares of which are owned by Advanced Projects Group, Inc. Dr. Maglich is an officer, director and ten percent shareholder of each of Maglich Family Holdings Inc. and Advanced Projects Group Inc. Dr. Maglich disclaims beneficial ownership of the common stock held by Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. beyond his pecuniary interest in those entities. He also holds 2,482,011 stock options of the Issuer, all of which are currently exercisable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit
Number         Name
------         ----

Exhibit  A     Voluntary  Share  Exchange  Agreement  by  and  between  HiEnergy
               Microdevices,  Inc.  and  SLW  Enterprises  Inc.

Exhibit  B     Form  of  Shareholder's  Agreement

Exhibit  C     Letter  Agreement Between SLW Enterprises, Inc. and Dr. Bogdan C.
               Maglich


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 2002

/s/  Bogden C. Maglich
-------------------------------
Dr. Bogdan C. Maglich, individually and
as CEO and Chairman of Maglich Family Holdings, Inc. and
as sole officer and director of Advanced Projects Group, Inc.

                                    Exhibit A




                       VOLUNTARY SHARE EXCHANGE AGREEMENT
                                 BY AND BETWEEN
                              SLW ENTERPRISES INC.
                                       AND
                           HIENERGY MICRODEVICES, INC.


                           DATED AS OF MARCH 22, 2002






Voluntary Share Exchange Agreement      i

                                  TABLE OF CONTENTS


                                                                                 Page
                                                                                 ----
VOLUNTARY SHARE EXCHANGE AGREEMENT. . . . . . . . . . . . . . . . . . . . . . .     i

BY AND BETWEEN. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     i

ARTICLE I:   THE VOLUNTARY SHARE EXCHANGE . . . . . . . . . . . . . . . . . . .     1

     1.1  The Voluntary Share Exchange. . . . . . . . . . . . . . . . . . . . .     1
     1.2  Exempt Transaction. . . . . . . . . . . . . . . . . . . . . . . . . .     2
     1.3  Cancellation of HiEnergy Common Stock . . . . . . . . . . . . . . . .     2
     1.4  Exchange of HiEnergy Common Stock . . . . . . . . . . . . . . . . . .     2
     1.5  Fractional Shares . . . . . . . . . . . . . . . . . . . . . . . . . .     2
     1.6  SLW to Provide Common Stock . . . . . . . . . . . . . . . . . . . . .     3
     1.7  Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
     1.8  Tax-Free Reorganization . . . . . . . . . . . . . . . . . . . . . . .     3

ARTICLE II:  REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . .     3

     2.1  Representations and Warranties of HiEnergy. . . . . . . . . . . . . .     3
          2.1.1   Organization, Standing and Power. . . . . . . . . . . . . . .     4
          2.1.2   Capital Structure . . . . . . . . . . . . . . . . . . . . . .     4
          2.1.3   Authority . . . . . . . . . . . . . . . . . . . . . . . . . .     5
          2.1.4   Financial Statements. . . . . . . . . . . . . . . . . . . . .     6
          2.1.5   Absence of Changes. . . . . . . . . . . . . . . . . . . . . .     6
          2.1.6   No Defaults . . . . . . . . . . . . . . . . . . . . . . . . .     7
          2.1.7   No Undisclosed Liabilities. . . . . . . . . . . . . . . . . .     7
          2.1.8   Litigation. . . . . . . . . . . . . . . . . . . . . . . . . .     7
          2.1.9   Reports . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
          2.1.10  No Violations . . . . . . . . . . . . . . . . . . . . . . . .     7
          2.1.11  Certain Agreements. . . . . . . . . . . . . . . . . . . . . .     8
          2.1.12  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
          2.1.13  Interests of Officers or Shareholders . . . . . . . . . . . .     8
          2.1.14  Technology and Intellectual Property Rights . . . . . . . . .     9
          2.1.15  Leases in Effect. . . . . . . . . . . . . . . . . . . . . . .    10
          2.1.16  Title to Assets . . . . . . . . . . . . . . . . . . . . . . .    10
          2.1.17  Totality of Assets. . . . . . . . . . . . . . . . . . . . . .    10
          2.1.18  Employment Agreements . . . . . . . . . . . . . . . . . . . .    10
          2.1.19  Employee Matters and ERISA. . . . . . . . . . . . . . . . . .    10
          2.1.20  No Vote Required. . . . . . . . . . . . . . . . . . . . . . .    12
          2.1.21  Brokerage . . . . . . . . . . . . . . . . . . . . . . . . . .    12


Voluntary Share Exchange Agreement      ii

          2.1.22  Environmental . . . . . . . . . . . . . . . . . . . . . . . .    12
          2.1.23  Reliance. . . . . . . . . . . . . . . . . . . . . . . . . . .    13
     2.2  Representations and Warranties of SLW . . . . . . . . . . . . . . . .    13
          2.2.1   Organization; Standing and Power. . . . . . . . . . . . . . .    13
          2.2.2   Capital Structure . . . . . . . . . . . . . . . . . . . . . .    14
          2.2.3   Authority . . . . . . . . . . . . . . . . . . . . . . . . . .    15
          2.2.4   SEC Documents . . . . . . . . . . . . . . . . . . . . . . . .    15
          2.2.5   Absence of Changes. . . . . . . . . . . . . . . . . . . . . .    16
          2.2.6   No Defaults . . . . . . . . . . . . . . . . . . . . . . . . .    16
          2.2.7   No Undisclosed Liabilities. . . . . . . . . . . . . . . . . .    16
          2.2.8   Litigation. . . . . . . . . . . . . . . . . . . . . . . . . .    17
          2.2.9   Reports . . . . . . . . . . . . . . . . . . . . . . . . . . .    17
          2.2.10  No Violations . . . . . . . . . . . . . . . . . . . . . . . .    17
          2.2.11  Certain Agreements. . . . . . . . . . . . . . . . . . . . . .    17
          2.2.12  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17
          2.2.13  Interests of Officers or Shareholders . . . . . . . . . . . .    18
          2.2.14  Technology and Intellectual Property Rights . . . . . . . . .    18
          2.2.15  No Vote Required. . . . . . . . . . . . . . . . . . . . . . .    19
          2.2.16  Brokerage . . . . . . . . . . . . . . . . . . . . . . . . . .    19
          2.2.17  Leases in Effect. . . . . . . . . . . . . . . . . . . . . . .    19
          2.2.18  Title to Assets . . . . . . . . . . . . . . . . . . . . . . .    19
          2.2.19  Totality of Assets. . . . . . . . . . . . . . . . . . . . . .    20
          2.2.20  Environmental . . . . . . . . . . . . . . . . . . . . . . . .    20
          2.2.21  Employee Matters and ERISA. . . . . . . . . . . . . . . . . .    20
          2.2.22  Contracts, Arrangements, Understandings or Relationships With
          Respect to SLW Securities . . . . . . . . . . . . . . . . . . . . . .    22
          2.2.23  Reliance. . . . . . . . . . . . . . . . . . . . . . . . . . .    22
     2.3  Disclosure Letters. . . . . . . . . . . . . . . . . . . . . . . . . .    22

ARTICLE III :  COVENANTS OF HIENERGY. . . . . . . . . . . . . . . . . . . . . .    22

     3.1  Conduct of Business . . . . . . . . . . . . . . . . . . . . . . . . .    22
          3.1.1  Ordinary Course. . . . . . . . . . . . . . . . . . . . . . . .    22
          3.1.2  Dividends: Changes in Stock. . . . . . . . . . . . . . . . . .    23
          3.1.3  Issuance of Securities . . . . . . . . . . . . . . . . . . . .    23
          3.1.4  Governing Documents. . . . . . . . . . . . . . . . . . . . . .    24
          3.1.5  Exclusivity; Acquisition Proposals . . . . . . . . . . . . . .    24
          3.1.6  No Acquisitions. . . . . . . . . . . . . . . . . . . . . . . .    24
          3.1.7  No Dispositions. . . . . . . . . . . . . . . . . . . . . . . .    24
          3.1.8  Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . .    24
          3.1.9  HiEnergy Plans . . . . . . . . . . . . . . . . . . . . . . . .    24
          3.1.10  Claims. . . . . . . . . . . . . . . . . . . . . . . . . . . .    25
          3.1.11  Agreement . . . . . . . . . . . . . . . . . . . . . . . . . .    25
     3.2  Breach of Representations and Warranties. . . . . . . . . . . . . . .    25
     3.3  Consents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25
     3.4  Commercially Reasonable Best Efforts. . . . . . . . . . . . . . . . .    25
     3.5  Preparation of Audited Financial Statements . . . . . . . . . . . . .    25


Voluntary Share Exchange Agreement      iii

     3.6  Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26
     3.7  Offering Memorandum; Cooperation as to Certain Matters. . . . . . . .    26

ARTICLE IV:  COVENANTS OF SLW . . . . . . . . . . . . . . . . . . . . . . . . .    26

     4.1  Conduct of Business . . . . . . . . . . . . . . . . . . . . . . . . .    26
          4.1.1  Ordinary Course. . . . . . . . . . . . . . . . . . . . . . . .    26
          4.1.2  Dividends: Changes in Stock. . . . . . . . . . . . . . . . . .    27
          4.1.3  Issuance of Securities . . . . . . . . . . . . . . . . . . . .    27
          4.1.4  Governing Documents. . . . . . . . . . . . . . . . . . . . . .    28
          4.1.5  No Acquisitions. . . . . . . . . . . . . . . . . . . . . . . .    28
          4.1.6  No Dispositions. . . . . . . . . . . . . . . . . . . . . . . .    28
          4.1.7  Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . .    28
          4.1.8  Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28
          4.1.9  Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28
          4.1.10  Agreement . . . . . . . . . . . . . . . . . . . . . . . . . .    28
     4.2  Breach of Representations and Warranties. . . . . . . . . . . . . . .    28
     4.3  Consents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
     4.4  Commercially Reasonable Best Efforts. . . . . . . . . . . . . . . . .    29
     4.5  SEC Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29

ARTICLE V :  ADDITIONAL AGREEMENTS. . . . . . . . . . . . . . . . . . . . . . .    29

     5.1  Agreements Prior to the Closing Date. . . . . . . . . . . . . . . . .    29
          5.1.1  Access to Information. . . . . . . . . . . . . . . . . . . . .    29
          5.1.2  Confidentiality. . . . . . . . . . . . . . . . . . . . . . . .    30
          5.1.3  Legal Conditions to the Exchange . . . . . . . . . . . . . . .    30
          5.1.4  Public Announcements . . . . . . . . . . . . . . . . . . . . .    30
     5.2  Agreements Continuing After the Closing Date. . . . . . . . . . . . .    31
          5.2.1  Capital Structure. . . . . . . . . . . . . . . . . . . . . . .    31
          5.2.2  Appointment of New Directors and Officers. . . . . . . . . . .    31
          5.2.3  Continuation of Vitamineralherb.com Business . . . . . . . . .    31
          5.2.4  Merger of HiEnergy . . . . . . . . . . . . . . . . . . . . . .    31
          5.2.5  HiEnergy Options and Warrants. . . . . . . . . . . . . . . . .    32
     5.3  Additional Agreements . . . . . . . . . . . . . . . . . . . . . . . .    32

ARTICLE VI : CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . . . . .    32

     6.1  Conditions to Each Party's Obligation to Effect the Exchange. . . . .    32
          6.1.1  Consents . . . . . . . . . . . . . . . . . . . . . . . . . . .    32
     6.2  Conditions of Obligations of SLW. . . . . . . . . . . . . . . . . . .    33
          6.2.1  Minimum Number of Shares to BeExchanged. . . . . . . . . . . .    33
          6.2.2  Representations and Warranties of HiEnergy . . . . . . . . . .    33
          6.2.3  Board Approval . . . . . . . . . . . . . . . . . . . . . . . .    33
          6.2.4  33
          6.2.5  Transfer of Patents. . . . . . . . . . . . . . . . . . . . . .    33
          6.2.6  Performance of Obligations of HiEnergy . . . . . . . . . . . .    33


Voluntary Share Exchange Agreement      iv

          6.2.7  Purchaser Representatives. . . . . . . . . . . . . . . . . . .    33
          6.2.8  Receipt of Documents . . . . . . . . . . . . . . . . . . . . .    34
     6.3  Conditions of Obligation of HiEnergy. . . . . . . . . . . . . . . . .    34
          6.3.1  Representations and Warranties of SLW. . . . . . . . . . . . .    34
          6.3.2  Board Approval . . . . . . . . . . . . . . . . . . . . . . . .    34
          6.3.3  Funds in Escrow. . . . . . . . . . . . . . . . . . . . . . . .    34
          6.3.4  Receipt of Order to Cancel . . . . . . . . . . . . . . . . . .    34
          6.3.5  Performance of Obligations of SLW. . . . . . . . . . . . . . .    34
          6.3.6  Receipt of Documents . . . . . . . . . . . . . . . . . . . . .    35

ARTICLE VII:  TERMINATION, AMENDMENT AND WAIVER . . . . . . . . . . . . . . . .    35

     7.1  Termination of Agreement. . . . . . . . . . . . . . . . . . . . . . .    35
     7.2  Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . .    36
     7.3  Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    36
     7.4  Extension, Waiver . . . . . . . . . . . . . . . . . . . . . . . . . .    36
     7.5  Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . .    36
          7.5.1  By HiEnergy. . . . . . . . . . . . . . . . . . . . . . . . . .    36
          7.5.2  By SLW . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
          7.5.3  Notice of Claim. . . . . . . . . . . . . . . . . . . . . . . .    37

ARTICLE VIII:  GENERAL PROVISIONS . . . . . . . . . . . . . . . . . . . . . . .    38

     8.1  Nonsurvival of Representations, Warranties and Agreements . . . . . .    38
     8.2  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38
     8.3  Interpretation. . . . . . . . . . . . . . . . . . . . . . . . . . . .    39
     8.4  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    39
     8.5  Entire Agreement; No Third Party Beneficiaries. . . . . . . . . . . .    39
     8.6  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . .    40
     8.7  Specific Performance. . . . . . . . . . . . . . . . . . . . . . . . .    40
     8.8  Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    40
     8.9  Severability. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    40
     8.10 Headings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    40
     8.11 Succession and Assignment . . . . . . . . . . . . . . . . . . . . . .    40


Voluntary Share Exchange Agreement      v

                       VOLUNTARY SHARE EXCHANGE AGREEMENT


     VOLUNTARY SHARE EXCHANGE AGREEMENT ("Agreement"), dated as of March 22, 2002 ("Signing Date"), by and between SLW Enterprises Inc., a Washington corporation ("SLW") located at 4015 Palm-Aire Drive West, #1002, Pompano Beach, Florida, 33069, and HiEnergy Microdevices, Inc., a Delaware corporation ("HiEnergy") located at 10 Mauchly Drive, Irvine, California, 92618 (SLW and HiEnergy together, the "Parties").

                                    RECITALS


     WHEREAS, SLW is a company duly incorporated in the State of Washington, is in good standing and is a fully reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

     WHEREAS, HiEnergy is a private company duly incorporated in the State of Delaware and is in good standing; and

     WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties have agreed to the acquisition of HiEnergy by SLW through a voluntary share exchange whereby SLW will conduct an offering of its common stock through a written offering memorandum provided to each shareholder of HiEnergy giving them the option of exchanging their HiEnergy common stock for SLW common stock; and

     WHEREAS, the Parties expect that the acquisition of HiEnergy by SLW will further certain of their business objectives; and

     WHEREAS, the respective Boards of Directors of SLW and HiEnergy have determined that the acquisition through a voluntary share exchange is advisable and fair to, and in the best interests of, their respective corporations and shareholders;

     INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the Parties hereto hereby agree as follows:

                    ARTICLE I:  THE VOLUNTARY SHARE EXCHANGE

     1.1     The  Voluntary  Share  Exchange

     The Parties have deemed it advisable and in the best interests of SLW and HiEnergy, respectively, that HiEnergy be acquired by SLW (the "Acquisition"). The Parties desire to accomplish the Acquisition by conducting a voluntary share exchange (the "Exchange") between individual shareholders of HiEnergy (the "HiEnergy Shareholders"), and SLW, whereby SLW will offer (the "SLW Offering"), and authorize the issuance of, an aggregate of Eighteen Million Three Hundred and Thirty Thousand (18,330,000) shares of SLW Common Stock (the "SLW Shares"). The SLW Shares shall be exchanged for shares of HiEnergy Common Stock (the "HiEnergy Shares") on a fully diluted, as-exercised or as-converted basis, such that every SLW Share would be issued only if both (a) each HiEnergy Shareholder exchanged their shares of


Voluntary Share Exchange Agreement       1

HiEnergy Common Stock for SLW Shares and (b) each holder of HiEnergy securities of the type referred to in Section 2.1.2(b) exercised, converted or otherwise reduced their interest to HiEnergy Common Stock and then exchanged their shares of HiEnergy Common Stock for SLW Shares. The holders of the securities set forth in the preceding clauses (a) and (b) are herein referred to as the "HiEnergy Security Holders".

     1.2     Exempt  Transaction

     The SLW Shares to be issued in connection with the Exchange shall be offered and issued pursuant to exemptions from applicable securities laws. To provide SLW with assurance that appropriate exemptions are available, each HiEnergy Shareholder must execute a Subscription Agreement, the form of which is attached hereto as Exhibit A. HiEnergy shall use commercially reasonable best efforts to obtain from each participating HiEnergy Shareholder a duly executed copy of the Subscription Agreement. SLW and HiEnergy shall, with advice of their respective counsel, provide to the HiEnergy Shareholders all required disclosure under applicable corporate and securities laws, in connection with the Exchange. If the information contained in any of the Subscription Agreements executed by HiEnergy Shareholders is determined by SLW to be inadequate to meet the requirements of Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), prior to the Closing Date, those HiEnergy Shareholders shall not be eligible to participate in the Exchange.

     1.3     Cancellation  of  HiEnergy  Common  Stock

     All shares of HiEnergy Common Stock that are owned directly or indirectly by HiEnergy or by any Subsidiary (as defined below) of HiEnergy immediately prior to the commencement of the SLW Offering shall be canceled and no stock of SLW or other consideration shall be delivered in exchange therefor. In this Agreement, "Subsidiary" or "Subsidiaries" shall mean an entity of which an amount of the voting securities, or other voting ownership or voting partnership interests of which is sufficient to elect a majority of its board of directors or other governing body (or, if there are no such interests, 50% or more of the equity interests of which) is owned directly or indirectly by HiEnergy. All Subsidiaries of HiEnergy are identified in the HiEnergy Disclosure Letter (as defined in Section 2.1) and all Subsidiaries of SLW are identified in the SLW Disclosure Letter (as defined in Section 2.2). All references to HiEnergy, unless otherwise indicated, shall include each of HiEnergy's subsidiaries and all references to SLW, unless otherwise indicated, shall include each of SLW's subsidiaries.

     1.4     Exchange  of  HiEnergy  Common  Stock

     SLW, with the cooperation of HiEnergy, shall prepare an Offering Memorandum pursuant to which it shall offer to each HiEnergy Shareholder the opportunity to exchange each of their HiEnergy Shares for 22.3524 SLW Shares (the "Exchange Rate"). All HiEnergy Shares that are exchanged for SLW Shares shall, on the Closing Date, be transferred to SLW. No fractional shares of SLW Common Stock shall be issued in connection with the Exchange.

     1.5     Fractional  Shares

     A holder of HiEnergy Shares who would otherwise be entitled to receive a fraction of a share of SLW Common Stock in the Exchange will be entitled to receive from SLW the largest


Voluntary Share Exchange Agreement       2
number of whole shares of SLW Common Stock into which the shares of HiEnergy Common Stock held by such holder could be exchanged, based upon the total number of shares that are entitled to be exchanged by that holder, not upon each share of HiEnergy Common Stock that is entitled to be exchanged, with any fractional share resulting in such holder's total Shares of SLW Common Stock being rounded up to the next whole number.

     1.6     SLW  to  Provide  Common  Stock

     On the Closing Date, SLW shall accept the subscriptions from, and direct its Transfer Agent to prepare and deliver certificates representing the whole shares of SLW Common Stock to be issued to, the HiEnergy Shareholders who were determined by SLW to be eligible to participate in the Exchange.

     1.7     Closing

     The Exchange will close (the "Closing") on a date that is Twenty (20) business days following the date of the commencement of the SLW Offering (the "Closing Date") provided, however, that the Closing shall be subject to satisfaction or waiver of the last to be fulfilled of the applicable conditions set forth in ARTICLE VI. The Closing will take place at the offices of Ogden Murphy Wallace, PLLC, Seattle, Washington, or such other place as determined by SLW.

     1.8     Tax-Free  Reorganization

     The  Exchange  is  intended  to  be  a reorganization within the meaning of
Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under Section 368 of the Code. Each party hereto and its affiliates agree to treat the Exchange as a reorganization within the meaning of Section 368 of the Code, and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under
Section 368 of the Code, unless and until there is a determination, within the meaning of Section 1313 of the Code that such conclusions are wholly or partially incorrect.

                   ARTICLE II:  REPRESENTATIONS AND WARRANTIES

     2.1     Representations  and  Warranties  of  HiEnergy

     Except as disclosed in a Disclosure Letter which identifies by section number the section and subsection to which such disclosure relates (provided, however, that HiEnergy shall be deemed to have adequately disclosed with respect to any section or subsection any matters that are clearly described elsewhere in such document if a reader(s) who has not been actively involved in HiEnergy but is generally familiar with HiEnergy's business can understand the applicability of such disclosure to such non-referenced sections or subsections) and is delivered by HiEnergy to SLW concurrently with the execution of this Agreement (the "HiEnergy Disclosure Letter"), whether or not the HiEnergy Disclosure Letter is referred to in a specific section or subsection and except as specifically provided for in this Agreement or any agreement attached as an Exhibit hereto, HiEnergy represents and warrants to SLW as follows:


Voluntary Share Exchange Agreement       3

          2.1.1     Organization,  Standing  and  Power

     HiEnergy is an entity duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, and is duly qualified to do business in each jurisdiction in which it owns, leases or operates its properties or conducts its businesses so as to require such qualification, except where the failure to be so organized, existing or qualified or to have such corporate or other applicable power and authority have not had, and would not have, a Material Adverse Effect (as hereinafter defined) on the Business Condition (as hereinafter defined) of HiEnergy. As used in this Agreement, "Business Condition" with respect to any entity shall mean the financial condition and results of operations (without giving effect to the consequences of the transactions contemplated by this Agreement) of such entity and its Subsidiaries taken as a whole. For the purposes of this Agreement, the term "Material Adverse Effect" means material adverse effect other than resulting from (i) changes attributable to conditions affecting the HiEnergy Business generally or the remote detection industry generally, (ii) changes in general economic, political or regulatory conditions,
(iii) changes attributable to the announcement or pendency of the Exchange, or the other transactions contemplated hereby, or (iv) with respect to HiEnergy, litigation arising from allegations of a breach of fiduciary duty relating to this Agreement. HiEnergy has made available to SLW complete and correct copies of the Certificate of Incorporation and Bylaws of HiEnergy as amended to the date hereof. "HiEnergy Business" means the business generally related to the development of remote detection technology together with all other HiEnergy assets dedicated to such business.

          2.1.2     Capital  Structure

     (a)     Authorized  and  Outstanding  Capital  Stock

     The authorized capital stock of HiEnergy consists of 1,500,000 shares of HiEnergy Class A Common Stock, par value $0.0001 per share, of which, as of the date hereof, 664,062 shares are issued and outstanding and 1,500 shares of HiEnergy Class B Common Stock, par value $0.0001 per share, of which, as of the date hereof, no shares are issued and outstanding. All of the issued and outstanding shares of HiEnergy Common Stock are duly and validly issued and outstanding, fully paid, non-assessable and not subject to any preemptive rights, or to any agreement to which HiEnergy is a party or by which HiEnergy may be bound.

     (b)     Other  Securities  Outstanding

     HiEnergy has stock options outstanding as of the date hereof that are exercisable (whether or not vested) for a total of 129,907 shares of HiEnergy Class A Common Stock in exchange for total payments of $430,339. HiEnergy has warrants outstanding as of the date hereof that are exercisable for a total of 32,947 shares of HiEnergy Class A Common Stock in exchange for total payments of $116,769. Except as set forth in this Section 2.1.2, (i) there are no shares of HiEnergy Common Stock or other equity securities of HiEnergy outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of HiEnergy Common Stock or other capital stock of HiEnergy or contracts, commitments,


Voluntary Share Exchange Agreement       4
understandings or arrangements by which HiEnergy is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock, other than the options and warrants referred to and addressed by Section 5.3 hereof, and (ii) there are no outstanding stock appreciation, phantom stock or similar rights. HiEnergy does not have outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible or exercisable into securities having the right to vote) with holders of HiEnergy Common Stock on any matter ("HiEnergy Voting Debt").

     (c)     HiEnergy  Minute  Books

     The minute books of HiEnergy accurately reflect all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors) since HiEnergy's date of incorporation. True, complete and correct copies of the minute books have been made available to SLW by HiEnergy.

     (d)     No  Subsidiaries;  No  Joint  Ventures

     HiEnergy has no subsidiaries, is not a party to any joint venture (by contract or otherwise) and has no investments in, or options to acquire the stock, interests or assets of any other corporation, partnership or business organization.

     (e)     Shareholders  of  Record

     All of the shareholders of record of HiEnergy are fully listed in the HiEnergy Disclosure Letter, including the number of shares they own and their mailing addresses, with an indication as to whether they would be considered either an accredited or sophisticated investor under Regulation D under the Securities Act, that, to the knowledge of HiEnergy, is true, complete and correct.

          2.1.3     Authority

     HiEnergy has all requisite corporate power and authority to enter into this Agreement to consummate the transactions contemplated hereby. The execution and delivery by HiEnergy of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of HiEnergy. This Agreement has been duly executed and delivered by HiEnergy and assuming the due authorization, execution and delivery by SLW, constitutes a valid and binding obligation of HiEnergy enforceable in accordance with its terms, except that such enforceability may be subject to (a) bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors' rights generally and (b) general equitable principles. Subject to the satisfaction of the conditions set forth in Sections 6.1 and 6.3, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right, loss or creation being referred to herein as a "Violation") pursuant to (x) any provision of the Certificate of Incorporation or Bylaws of


Voluntary Share Exchange Agreement       5

HiEnergy or (y) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to HiEnergy or its properties or assets, other than any such Violation which individually or in the aggregate would not have a Material Adverse Effect on the Business Condition of HiEnergy. No consent, approval, order or authorization of or registration, declaration or filing with or exemption by (collectively "Consents"), any court, administrative agency or commission or other governmental authority or instrumentality, whether domestic or foreign (each a "Governmental Entity"), is required by or with respect to HiEnergy in connection with the execution and delivery of this Agreement or the consummation by HiEnergy of the transactions contemplated hereby, except for such Consents which if not obtained or made would not have a Material Adverse Effect on the Business Condition of HiEnergy.

          2.1.4     Financial  Statements

     HiEnergy  has  provided  SLW  with  the  following  financial  statements
(collectively the "HiEnergy Financial Statements"): (i) balance sheets and statements of income, changes in stockholders' equity, and cash flows as of and for the fiscal years ended December 31, 2001 (the "Most Recent Financial Statements") and 2000 and the period from inception through December 31, 2001. The HiEnergy Financial Statements (including the notes thereto) have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of HiEnergy as of such dates and the results of operations of HiEnergy for such periods and are consistent with the books and records of HiEnergy. There has been no change in HiEnergy's accounting policies or the methods of making accounting estimates or changes in estimates that are material to HiEnergy Financial Statements, except as described in the notes thereto.

          2.1.5     Absence  of  Changes

     Since the Most Recent Financial Statements, through the date hereof, HiEnergy has conducted its business in the ordinary course and there has not been: (i) any Material Adverse Effect on the Business Condition of HiEnergy or any development or combination of developments of which management of HiEnergy has knowledge that is reasonably likely to result in such an effect; (ii) any damage, destruction or loss, whether or not covered by insurance, having a Material Adverse Effect on the Business Condition of HiEnergy; (iii) any declaration, setting aside or payment of any dividend or other distribution
(whether in cash, stock or property) with respect to the capital stock of HiEnergy; (iv) any material increase or change in the compensation or benefits payable or to become payable by HiEnergy to its employees in the aggregate, except in the ordinary course of business consistent with past practice; (v) any acquisition or sale of a material amount of property of HiEnergy, except in the ordinary course of business and which would not have a Material Adverse Effect on the Business Condition of HiEnergy; (vi) any material increase or modification in any bonus, pension, insurance or other employee benefit plan, payment or arrangement made to, for, or with its employees in the aggregate; or
(vii) the granting of stock options, restricted stock awards, stock bonuses, stock appreciation rights and similar equity based awards other than consistent with HiEnergy's past practices and which will not result in a compensation charge against earnings or the loss of deductions for federal or state income tax purposes.


Voluntary Share Exchange Agreement       6

          2.1.6     No  Defaults

     HiEnergy is not or has not received notice that it would be with the passage of time, in default or violation of any term, condition or provision of
(i) the Certificate of Incorporation or Bylaws of HiEnergy, (ii) any judgment, decree or order applicable to HiEnergy or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which HiEnergy is now a party or by which it or any of its properties or assets may be bound, except for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Business Condition of HiEnergy.

          2.1.7     No  Undisclosed  Liabilities

     To the knowledge of HiEnergy, HiEnergy does not have any liability, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due, including any liability for taxes and, to the knowledge of HiEnergy, there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against HiEnergy giving rise to any such liability, except (i) for liabilities set forth in the HiEnergy Financial Statements, (ii) normal fluctuation in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of HiEnergy, and (iii) liabilities that would not have a Material Adverse Effect on the Business Condition of HiEnergy.

          2.1.8     Litigation

     There is no claim, action, suit or proceeding pending or, to the knowledge of HiEnergy, threatened, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on the Business Condition of HiEnergy, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against HiEnergy having, or which, insofar as reasonably can be foreseen, in the future would have, any Material Adverse Effect on the Business Condition of HiEnergy. There is no investigation pending or, to the knowledge of HiEnergy, threatened against HiEnergy, before any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality or other Governmental Entity which would have a Material Adverse Effect on the Business Condition of HiEnergy.

          2.1.9     Reports

     HiEnergy has filed all reports and statements, together with any amendments required to be made with respect thereto, if any, that it was required to file with any Governmental Entity with jurisdiction over HiEnergy, and has paid all fees and assessments due and payable in connection therewith.

          2.1.10     No  Violations

     The business of HiEnergy is not being conducted in violation of, or in a manner which could cause liability under any applicable law, rule or regulation, judgment, decree or order of any Governmental Entity, except for any violations or practices, which, individually or in the


Voluntary Share Exchange Agreement       7
aggregate, have not had and will not have a Material Adverse Effect on the Business Condition of HiEnergy.

          2.1.11     Certain  Agreements

     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of HiEnergy, from HiEnergy under any Plan (as hereinafter defined), agreement or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or agreement, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

          2.1.12     Taxes

     For the purposes of this Agreement, the terms "tax" and "taxes" shall include all federal, state, local and foreign taxes, assessments, duties, tariffs, registration fees, and other governmental charges, including without limitation all income, franchise, property, production, sales, use, payroll, license, windfall profits, severance, withholding, excise, gross receipts and other taxes, as well as any interest, additions or penalties relating thereto and any interest in respect of such additions or penalties. HiEnergy has timely filed (or caused to be filed), taking into account all extensions, all material tax returns, reports and information statements ("Returns") required to be filed by it, which Returns are true, correct and complete in all material respects, and paid or accrued all material taxes shown as due on such returns, reports and statements. HiEnergy has fully accrued in accordance with GAAP all material unpaid taxes in respect of all periods (or the portion of any such periods) subsequent to the periods covered by such Returns. HiEnergy has received no written notice of any claimed, proposed or assessed material deficiencies or adjustments for any tax, nor to the best of HiEnergy's knowledge, have any such deficiencies or adjustments been threatened. HiEnergy is not subject to any ongoing tax audit or examination nor, to the best of HiEnergy's knowledge, are such audits or examinations pending or threatened, and HiEnergy has not waived or entered into any other agreement with respect to any statute of limitation with respect to the assessment of any tax. HiEnergy has no interests in real estate in any state, the transfer or disposition of which would give rise to state real estate excise taxes. HiEnergy has withheld all taxes required to be withheld in respect of wages, salaries and other payments to all employees, officers and directors and timely paid all such amounts withheld to the proper taxing authority. HiEnergy covenants to provide to SLW at its reasonable request true and correct copies of all tax returns, information, statements, reports, work papers and other tax data as soon as practicable after the date hereof.

          2.1.13     Interests  of  Officers  or  Shareholders

     None of HiEnergy's officers, directors or shareholders has any material interest, directly or indirectly, in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks or trade names, used in or pertaining to the business of HiEnergy, or any supplier, distributor or customer of HiEnergy.


Voluntary Share Exchange Agreement       8

          2.1.14     Technology  and  Intellectual  Property  Rights

     (a) Each item of the HiEnergy Intellectual Property (as defined below) is either: (i) owned by HiEnergy, (ii) in the public domain, or (iii) rightfully used by HiEnergy pursuant to a valid license or other agreement. HiEnergy has all rights in the HiEnergy Intellectual Property reasonably necessary to carry out HiEnergy's current, and anticipated future activities and has or had during the relevant period all rights in the HiEnergy Intellectual Property reasonably necessary to carry out HiEnergy's former activities. HiEnergy is not, nor as a result of the execution or delivery of this Agreement, or performance of HiEnergy's obligations hereunder, will HiEnergy be, in violation of any license, sublicense or other agreement relating to the HiEnergy Intellectual Property or of any non-disclosure agreement to which HiEnergy is a party or otherwise bound, except for any such violations that would not have a Material Adverse Effect on the Business Condition of HiEnergy. The HiEnergy Disclosure Letter lists all HiEnergy Intellectual Property.

     (b) Except pursuant to the terms of the agreements listed in the HiEnergy Disclosure Letter, HiEnergy is not obligated to provide any financial consideration or other material consideration to any third party, nor is any third party otherwise entitled to any financial consideration or other material consideration, with respect to any exercise of rights by HiEnergy or its successors in the HiEnergy Intellectual Property contained in HiEnergy's current products as listed on the HiEnergy Disclosure Letter.

     (c) To the knowledge of HiEnergy, the use, reproduction, modification, distribution, licensing, sublicensing, sale, or any other exercise of rights in any HiEnergy Intellectual Property or any other authorized exercise of rights in or to the HiEnergy Intellectual Property by HiEnergy or its licensees does not infringe any copyright, patent, trade secret, trademark, service mark, trade name, firm name, logo, trade dress, moral right, other intellectual property right, right of privacy, right of publicity or right in personal or other data of any person, except for any such violations that would not have a Material Adverse Effect on the Business Condition of HiEnergy. No claims (i) challenging the validity, enforceability, or ownership by HiEnergy of any of the HiEnergy Intellectual Property or (ii) to the effect that the use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any HiEnergy Intellectual Property by HiEnergy or its licensees infringes any intellectual property or other proprietary or personal right of any person, have been asserted or, to the knowledge of HiEnergy, are threatened by any person. To the knowledge of HiEnergy, there is no unauthorized use, infringement or misappropriation of any of the HiEnergy Intellectual Property by any third party, employee or former employee.

     (d)     "HiEnergy  Intellectual  Property"  shall  mean:

          (i) all patents, trademarks, trade names, service marks, domain names, copyrights and any renewal rights, applications and registrations for any of the foregoing, and all trade dress, schematics, technology, trade secrets, know-how, moral rights and computer software programs or applications (in both source and object code form) owned by HiEnergy; and


Voluntary Share Exchange Agreement       9

          (ii) all license rights in any third party intellectual property, proprietary or personal rights, documentation, or tangible or intangible property, including without limitation the types of intellectual property and tangible and intangible proprietary information described in (i) above, that are being, and/or have been, used in, or are currently under development for use in, and are material to, the business of HiEnergy as it has been, is currently or is currently anticipated to be conducted.

          2.1.15     Leases  in  Effect

     All real property leases and subleases as to which HiEnergy is a party and any amendments or modifications thereof are valid, in full force and effect, enforceable, and there are no existing defaults on the part of HiEnergy, and HiEnergy has not received nor given notice of default or claimed default with respect to any Lease, nor is there any event that with notice or lapse of time, or both, would constitute a default thereunder, except for defaults, claimed defaults or events that with notice or lapse of time, or both, would constitute a default that have not had, and would not have, individually or in the aggregate, a Material Adverse Effect on the Business Condition of HiEnergy.

          2.1.16     Title  to  Assets

     HiEnergy has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on their premises, or shown on HiEnergy's most recent balance sheet or acquired after the date thereof, free and clear of all security interests, except for: (i) the security interests set forth in the HiEnergy Disclosure Letter; and (ii) properties and assets disposed of in the ordinary course of business since the date of the Most Recent Financial Statements.

          2.1.17     Totality  of  Assets

     The assets of HiEnergy include all of the assets, rights and interests necessary for the proper and efficient operation of the Business as now conducted and as it is proposed to be conducted immediately after the Closing Date (the "Assets"). There is no known unauthorized use of the Assets or any portion thereof by any third party. The Assets and all portions thereof have not been licensed for use by third parties.

          2.1.18     Employment  Agreements

     HiEnergy has provided to SLW a list of each agreement, arrangement, commitment or contract (whether written or oral) for the employment, election, retention or engagement, or with respect to the severance, of any present or former officer, employee, agent, consultant or other person or entity to which HiEnergy is a party or bound by and which, by its terms, is not terminable by HiEnergy on thirty (30) days written notice or less without the payment of any amount by reason of such termination.

          2.1.19     Employee  Matters  and  ERISA

     (a) HiEnergy has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of HiEnergy and, to the knowledge of


Voluntary Share Exchange Agreement       10

HiEnergy, there is no present effort nor existing proposal to attempt to unionize any group of employees of HiEnergy.

     (b) HiEnergy is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements. HiEnergy is not engaged in any unfair labor practice and confirms that (i) there is no unfair labor practice complaint against HiEnergy pending or, to the knowledge of HiEnergy, threatened before the National Labor Relations Board, (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of HiEnergy, threatened against or directly affecting HiEnergy, and (iii) HiEnergy has not experienced any work stoppage or other labor difficulty during the past five (5) years.

     (c) Each material employee benefit plan ("Plan") covering active, former or retired employees of HiEnergy and any of its Subsidiaries that is subject to U.S. law ("U.S. Plans") is listed in the HiEnergy Disclosure Letter. With respect to each U.S. Plan, HiEnergy has provided to SLW a copy of each such Plan, and where applicable, any related trust agreement, annuity or insurance contract and, where applicable, all annual reports (Form 5500) filed with the IRS. With respect to each Plan that is not subject to U.S. law ("Non-U.S. Plans"), HiEnergy shall provide to SLW a copy of such Plan and, where applicable, any related trust agreement, annuity or insurance contract, as soon as practicable after the date hereof. To the extent applicable, each U.S. Plan complies in all material respects with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any U.S. Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and has remained tax-qualified to this date and its related trust is tax-exempt and has been so since its creation. No U.S. Plan is covered by Title IV of ERISA or Section 412 of the Code. No material "prohibited transaction," as defined in ERISA Section 406 or Code
Section 4975 has occurred with respect to any U.S. Plan. Each U.S. Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such U.S. Plans. There are no pending or reasonably anticipated material claims against or otherwise involving any of the U.S. Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any U.S. Plan. All material contributions, reserves or premium payments to U.S. Plans, accrued to the date hereof have been made or provided for. HiEnergy has not incurred any material liability under Subtitle C or D of Title IV of ERISA with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by HiEnergy, or any entity which is considered one employer with HiEnergy under Section 4001 of ERISA. HiEnergy has not incurred, and will not incur as a result of the transactions contemplated by this Agreement, any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA. HiEnergy has no obligation for retiree health and life benefits under any U.S. Plan, except as required to avoid excise taxes under Section 4980(B) of the Code. There are no restrictions on the rights of HiEnergy to amend or terminate any U.S. Plan without incurring any liability thereunder (other than any liability for accrued benefits thereunder). HiEnergy has not engaged in, nor is it a successor to, an entity that has engaged in, a transaction described in ERISA Section 4069. There have been no


Voluntary Share Exchange Agreement       11
amendments to, written interpretation of, or announcement (whether or not written) by HiEnergy relating to, or change in employee participation or coverage under, any U.S. Plan that would increase materially the expense of maintaining such Plan above the level of expense incurred in respect thereof for the year ended December 31, 1998. Neither HiEnergy nor any of its ERISA affiliates have any current or projected liability in respect of post-employment or post-retirement welfare benefits for retired or former employees of HiEnergy. No tax under Section 4980B of the Code has been incurred in respect of any U.S. Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code. Each Non-U.S. Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Non-U.S. Plan. Each Non-U.S. Plan that is required by contract or under applicable local law to be funded has been funded to the extent required and if and to the extent any Non-U.S. Plan is not funded, the unfunded obligations under such Non-U.S. Plan are reflected on the books and records of the entity maintaining the plan.

     (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events) would result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of HiEnergy from HiEnergy.

          2.1.20     No  Vote  Required

     No vote of the shareholders of HiEnergy is required by law, HiEnergy's Certificate of Incorporation or Bylaws or otherwise in order for HiEnergy to execute this Exchange and consummate the transactions contemplated hereby.

          2.1.21     Brokerage

     There are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by HiEnergy.

          2.1.22     Environmental

     (a) There has not been a discharge or release on any real property at the time it was owned or leased by HiEnergy (the "HiEnergy Real Property") of any Hazardous Material (as defined below), including without limitation contamination of soil, groundwater or the environment, generation, handling, storage, transportation or disposal of Hazardous Materials or exposure to Hazardous Materials, except for those that would not, individually or in the aggregate have a Material Adverse Effect on the Business Condition of HiEnergy;

     (b) No Hazardous Material has been used by HiEnergy in the operation of HiEnergy's business in amounts that would have a Material Adverse Effect on the Business Condition of HiEnergy; and

     (c) HiEnergy has not received from any Governmental Entity or third party any written request for information, notice of claim, demand letter, or other notification, notice or


Voluntary Share Exchange Agreement       12
information that HiEnergy is or may be potentially subject to or responsible for any investigation or clean-up or other remediation of Hazardous Material present on any HiEnergy Real Property or at any other location.

     "Hazardous Material" means (a) "hazardous waste" as defined by the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), including any future amendments thereto, and regulations promulgated thereunder; (b) "hazardous substance" as defined by the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601 et seq.), including any future amendments thereto, and regulations promulgated thereunder; (c) asbestos; (d) polychlorinated biphenyls;
(e) underground storage tanks, whether empty or filled or partially filled with any substance; (f) any substance the presence of which is or becomes prohibited by any federal, state, or local law, ordinance, rule, or regulation; and (g) any hazardous or toxic substance, material, or waste which under any federal, state, or local law, ordinance, rule, or regulation requires special handling or notification in its collection, storage, treatment or disposal.

          2.1.23     Reliance

     The foregoing representations and warranties are made by HiEnergy with the knowledge and expectation that SLW is placing reliance thereon.

     2.2     Representations  and  Warranties  of  SLW

     Except as disclosed in a Disclosure Letter which identifies by section number the section and subsection to which such disclosure relates (provided, however, that SLW shall be deemed to have adequately disclosed with respect to any section or subsection any matters that are clearly described elsewhere in such document if a reader(s) who has not been actively involved in SLW but is generally familiar with SLW's business can understand the applicability of such disclosure to such non-referenced sections or subsections) and is delivered by SLW to HiEnergy concurrently with the execution of this Agreement (the "SLW Disclosure Letter"), whether or not the SLW Disclosure Letter is referred to in a specific section or subsection and except as specifically provided for in this Agreement or any agreement attached as an Exhibit hereto, SLW represents and warrants to HiEnergy as follows:

          2.2.1     Organization;  Standing  and  Power

     SLW is a corporation duly organized, validly existing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, and is duly qualified to do business in each jurisdiction in which it owns, leases or operates its properties or conducts its businesses so as to require such qualification, except where the failure to be so organized, existing or qualified or to have such corporate or other applicable power and authority have not had, and would not have, a Material Adverse Effect on the Business Condition of SLW. SLW has registered its stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Voluntary Share Exchange Agreement       13

          2.2.2     Capital  Structure

     (a)     Authorized  and  Outstanding  Capital  Stock

     The authorized capital stock of SLW consists of 120,000,000 shares, which consists of 100,000,000 shares of SLW Common Stock, par value $0.0001 per share, of which 16,042,002 are outstanding as of the date of this Agreement, and 20,000,000 shares of preferred stock, par value $0.0001 per share, none of which is outstanding as of the date hereof. After the execution of this Agreement but before the Closing Date, SLW intends to conduct a Private Placement Offering (the "PPO"), the closing of which will be contingent upon the occurrence of the Closing Date, pursuant to an offering memorandum dated February 20, 2002 (the "PPM"), and any amendments thereto, pursuant to which it proposes to sell for One and No/100 Dollars ($1.00) per share up to 1,500,000 shares of SLW Common Stock. All of the issued and outstanding shares of SLW Common Stock are duly and validly issued and outstanding, fully paid, nonassessable and not subject to any preemptive rights, or to any agreement to which SLW is a party or by which SLW may be bound. The shares of SLW Common Stock to be issued pursuant to the Exchange will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, SLW's Articles of Incorporation or Bylaws or any agreement to which SLW is a party or is bound.

     (b)     Other  Securities  Outstanding

     Except for the shares of SLW Common Stock issuable in connection with the offering described in the preceding subsection, there are not any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character to which SLW is a party or by which it may be bound obligating SLW to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of SLW or obligating SLW to grant, extend or enter into any such option, warrant, call, conversion right, commitment, agreement, contract, understanding, restriction, arrangement or right. SLW does not have outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible or exercisable into securities having the right to vote) with holders of SLW Common Stock on any matter ("SLW Voting Debt").

     (c)     SLW  Minute  Books

     The minute books of SLW accurately reflect all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors) since the date of incorporation of SLW. True, complete and correct copies of the minutes books have been made available to HiEnergy by SLW.

     (d)     Subsidiaries;  No  Joint  Ventures

     SLW has one wholly-owned subsidiary, is not a party to any joint venture (by contract or otherwise) and has no investments in, or options to acquire the stock, interests or assets of any other corporation, partnership or business organization.


Voluntary Share Exchange Agreement       14

     (e)     Shareholders  of  Record

     All of the shareholders of record of SLW are fully listed in the SLW Disclosure Letter, including the number of shares they own and their mailing addresses.

          2.2.3     Authority

     SLW has all requisite corporate power and authority to enter into this Agreement to consummate the transactions contemplated hereby. The execution and delivery by SLW of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of SLW. This Agreement has been duly executed and delivered by SLW and assuming the due authorization, execution and delivery by HiEnergy, constitutes a valid and binding obligation of SLW enforceable in accordance with its terms, except that such enforceability may be subject to (a) bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors' rights generally and (b) general equitable principles. Subject to satisfaction of the conditions set forth in Sections 6.1 and 6.2, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any Violation of (x) any provision of the Articles of Incorporation or Bylaws of SLW or (y) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SLW or its properties or assets, other than any such Violation, which individually or in the aggregate would not have a Material Adverse Effect on the Business Condition of SLW. No Consent is required by or with respect to SLW in connection with the execution and delivery of this Agreement by SLW or the consummation by SLW of the transactions contemplated hereby, except for such Consents that would not have a Material Adverse Effect on the Business Condition of SLW.

          2.2.4     SEC  Documents

     SLW has made available to HiEnergy and its advisors, if any, all materials relating to the business, finances and operations of SLW, including without limitation, SLW's (1) Annual Report on Form 10-KSB for the fiscal year ended April 30, 2001, (2) Quarterly Reports on Form 10-QSB for the fiscal quarters ended July 31, 2001 and October 31, 2001 and (3) all other filings made by SLW under the Exchange Act (the "SEC Documents"). Except as provided in the SLW
Disclosure Letter, none of the SEC Documents contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. SLW has since its inception filed all requisite forms, reports and exhibits required to be filed with the SEC, including, without limitation, all SLW filings required in connection with the acquisition of SLW stock by the SLW shareholders, and none of which contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. SLW agrees to promptly provide HiEnergy with copies of any subsequent SEC Documents that it files with the United States Securities and Exchange Commission ("SEC") prior to the Closing Date. Neither SLW nor any of its directors, officers or shareholders have previously been investigated,


Voluntary Share Exchange Agreement       15
convicted or otherwise been subject to the determination by any governmental authority, including but not limited to the SEC, for violation of any securities law.

          2.2.5     Absence  of  Changes

     Since April 30, 2001, through the date hereof, SLW has conducted its business in the ordinary course and there has not been: (i) any Material Adverse Effect on the Business Condition of SLW or any development or combination of developments of which management of SLW has knowledge that is reasonably likely to result in such an effect; (ii) any damage, destruction or loss, whether or not covered by insurance, having a Material Adverse Effect on the Business Condition of SLW; (iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of SLW; (iv) any material increase or change in the compensation or benefits payable or to become payable by SLW to its employees in the aggregate, except in the ordinary course of business consistent with past practice; (v) any acquisition or sale of a material amount of property of SLW, except in the ordinary course of business and which would not have a Material Adverse Effect on the Business Condition of SLW; (vi) any material increase or modification in any bonus, pension, insurance or other employee benefit plan, payment or arrangement made to, for, or with the employees of SLW in the aggregate; or (vii) the granting of stock options, restricted stock awards, stock bonuses, stock appreciation rights and similar equity based awards other than consistent with the past practices of SLW and which will not result in a compensation charge against earnings or the loss of deductions for federal or state income tax purposes.

          2.2.6     No  Defaults

     SLW is not, or has not received notice that it would be with the passage of time, in default or violation of any term, condition or provision of (i) its Articles of Incorporation or Bylaws; (ii) any judgment, decree or order applicable to SLW; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which SLW is now a party or by which it or any of its properties or assets may be bound, except for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Business Condition of SLW.

          2.2.7     No  Undisclosed  Liabilities

     To the knowledge of SLW, SLW does not have any liability asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due, including any liability for taxes and, to the knowledge of SLW, there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against SLW giving rise to any such liability, except (i) for liabilities set forth in the SEC Documents, (ii) normal fluctuation in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of SLW, and
(iii) liabilities that would not have a Material Adverse Effect on the Business Condition of SLW.


Voluntary Share Exchange Agreement       16

          2.2.8     Litigation

     There is no claim, action, suit or proceeding pending or, to the knowledge of SLW, threatened, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on the Business Condition of SLW, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against SLW having, or which, insofar as reasonably can be foreseen, in the future would have, any Material Adverse Effect on the Business Condition of SLW. There is no investigation pending or, to the knowledge of SLW, threatened against SLW, before any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality or other Governmental Entity which would have a Material Adverse Effect on the Business Condition of SLW.

          2.2.9     Reports

     SLW has filed all reports and statements, together with any amendments required to be made with respect thereto, if any, that they were required to file with any Governmental Entity with jurisdiction over SLW, and have paid all fees and assessments due and payable in connection therewith.

          2.2.10     No  Violations

     The business of SLW is not being conducted in violation of, or in a manner which could cause liability under any applicable law, rule or regulation, judgment, decree or order of any Governmental Entity, except for any violations or practices, which, individually or in the aggregate, have not had and will not have a Material Adverse Effect on the Business Condition of SLW.

          2.2.11     Certain  Agreements

     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of SLW, from SLW under any Plan (as hereinafter defined), agreement or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or agreement, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

          2.2.12     Taxes

     SLW has timely filed (or caused to be filed), taking into account all Returns (as defined in Section 2.1.12) required to be filed by it, which Returns, if any, are true, correct and complete in all material respects, and paid or accrued all material taxes (as defined in Section 2.1.12) shown as due on such returns, reports and statements. SLW has fully accrued in accordance with GAAP all material unpaid taxes, if any, in respect of all periods (or the portion of any such periods) subsequent to the periods covered by such Returns. SLW has not received any written notice of any claimed, proposed or assessed material deficiencies or adjustments for any tax, nor to the best of SLW's knowledge, have any such deficiencies or adjustments been threatened.


Voluntary Share Exchange Agreement       17

SLW is not subject to any ongoing tax audit or examination nor, to the best of SLW's knowledge, are such audits or examinations pending or threatened, and neither SLW has waived or entered into any other agreement with respect to any statute of limitation with respect to the assessment of any tax. SLW does not have any interests in real estate in any state, the transfer or disposition of which would give rise to state real estate excise taxes. SLW has withheld all taxes required to be withheld in respect of wages, salaries and other payments to all employees, officers and directors and timely paid all such amounts withheld to the proper taxing authority. SLW covenants to provide to HiEnergy at its reasonable request true and correct copies of all tax returns, information, statements, reports, work papers and other tax data as soon as practicable after the date hereof.

          2.2.13     Interests  of  Officers  or  Shareholders

     None of the officers, directors or shareholders of SLW has any material interest, directly or indirectly, in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks or trade names, used in or pertaining to the business of SLW, or any supplier, distributor or customer of SLW.

          2.2.14     Technology  and  Intellectual  Property  Rights

     (a) Each item of the SLW Intellectual Property (as defined below) is either: (i) owned by SLW, (ii) in the public domain, or (iii) rightfully used by SLW pursuant to a valid license or other agreement. SLW has all rights in the SLW Intellectual Property reasonably necessary to carry out SLW's current, and anticipated future activities and has or had during the relevant period all rights in the SLW Intellectual Property reasonably necessary to carry out SLW's former activities. SLW is not, nor as a result of the execution or delivery of this Agreement, or performance of SLW's obligations hereunder, will SLW be, in violation of any license, sublicense or other agreement relating to the SLW Intellectual Property or of any non-disclosure agreement to which SLW is a party or otherwise bound, except for any such violations that would not have a Material Adverse Effect on the Business Condition of SLW. The SLW Disclosure Letter lists all SLW Intellectual Property.

     (b) Except pursuant to the terms of the agreements listed in the SLW Disclosure Letter, SLW is not obligated to provide any financial consideration or other material consideration to any third party, nor is any third party otherwise entitled to any financial consideration or other material consideration, with respect to any exercise of rights by SLW or its successors in the SLW Intellectual Property contained in SLW's current products as listed on the SLW Disclosure Letter.

     (c) To the knowledge of SLW, the use, reproduction, modification, distribution, licensing, sublicensing, sale, or any other exercise of rights in any SLW Intellectual Property or any other authorized exercise of rights in or to the SLW Intellectual Property by SLW or its licensees does not infringe any copyright, patent, trade secret, trademark, service mark, trade name, firm name, logo, trade dress, moral right, other intellectual property right, right of privacy, right of publicity or right in personal or other data of any person, except for any such violations that would not have a Material Adverse Effect on the Business Condition of SLW. No claims (i) challenging the validity, enforceability, or ownership by SLW of any of the SLW Intellectual


Voluntary Share Exchange Agreement       18

Property or (ii) to the effect that the use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any SLW Intellectual Property by SLW or its licensees infringes any intellectual property or other proprietary or personal right of any person, have been asserted or, to the knowledge of SLW, are threatened by any person. To the knowledge of SLW, there is no unauthorized use, infringement or misappropriation of any of the SLW Intellectual Property by any third party, employee or former employee.

     (d)  "SLW  Intellectual  Property"  shall  mean:

          (i) all patents, trademarks, trade names, service marks, domain names, copyrights and any renewal rights, applications and registrations for any of the foregoing, and all trade dress, schematics, technology, trade secrets, know-how, moral rights and computer software programs or applications (in both source and object code form) owned by SLW; and

          (ii) all license rights in any third party intellectual property, proprietary or personal rights, documentation, or tangible or intangible property, including without limitation the types of intellectual property and tangible and intangible proprietary information described in (i) above; that are being, and/or have been, used in, or are currently under development for use in, and are material to, the business of SLW as it has been, is currently or is currently anticipated to be conducted.

          2.2.15     No  Vote  Required

     No vote of the shareholders of SLW is required by law, SLW's Articles of Incorporation or Bylaws or otherwise in order for SLW to consummate the Exchange and the transactions contemplated hereby.

          2.2.16     Brokerage

     There are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by SLW.

          2.2.17     Leases  in  Effect

     All real property leases and subleases as to which SLW is a party and any amendments or modifications thereof are valid, in full force and effect, enforceable, and there are no existing defaults on the part of SLW, and SLW has not received nor given notice of default or claimed default with respect to any Lease, nor is there any event that with notice or lapse of time, or both, would constitute a default thereunder, except for defaults, claimed defaults or events that with notice or lapse of time, or both, would constitute a default that have not had, and would not have, individually or in the aggregate, a Material Adverse Effect on the Business Condition of SLW.

          2.2.18     Title  to  Assets

     SLW has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on their premises, or shown on SLW's most recent balance sheet or


Voluntary Share Exchange Agreement       19
acquired after the date thereof, free and clear of all security interests, except for: (i) the security interests set forth in the SLW Disclosure Letter; and (ii) properties and assets disposed of in the ordinary course of business since October 31, 2001.

          2.2.19     Totality  of  Assets

     The assets of SLW include all of the assets, rights and interests necessary for the proper and efficient operation of the Business as now conducted and as it is proposed to be conducted after the Closing Date (the "Assets"). There is no known unauthorized use of the Assets or any portion thereof by any third party. The Assets and all portions thereof have not been licensed for use by third parties.

          2.2.20     Environmental

     (a) There has not been a discharge or release on any real property at the time it was owned or leased by SLW (the "SLW Real Property") of any Hazardous Material (as defined in Section 2.1.22), including without limitation contamination of soil, groundwater or the environment, generation, handling, storage, transportation or disposal of Hazardous Materials or exposure to Hazardous Materials, except for those that would not, individually or in the aggregate have a Material Adverse Effect on the Business Condition of SLW;

     (b) No Hazardous Material has been used by SLW in the operation of SLW's business in amounts that would have a Material Adverse Effect on the Business Condition of SLW; and

     (c) SLW has not received from any Governmental Entity or third party any written request for information, notice of claim, demand letter, or other notification, notice or information that SLW is or may be potentially subject to or responsible for any investigation or clean-up or other remediation of Hazardous Material present on any SLW Real Property or at any other location.

          2.2.21     Employee  Matters  and  ERISA

     (a) SLW has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of SLW and, to the knowledge of SLW, there is no present effort nor existing proposal to attempt to unionize any group of employees of SLW.

     (b) SLW is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements. SLW is not engaged in any unfair labor practice and confirms that
(i) there is no unfair labor practice complaint against SLW pending or, to the knowledge of SLW, threatened before the National Labor Relations Board, (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of SLW, threatened against or directly affecting SLW, and (iii) SLW has not experienced any work stoppage or other labor difficulty during the past five (5) years.


Voluntary Share Exchange Agreement       20

     (c) Each material employee benefit plan ("Plan") covering active, former or retired employees of SLW and any of its Subsidiaries that is subject to U.S. law ("U.S. Plans") is listed in the SLW Disclosure Letter. With respect to each U.S. Plan, SLW has provided to HiEnergy a copy of each such Plan, and where applicable, any related trust agreement, annuity or insurance contract and, where applicable, all annual reports (Form 5500) filed with the IRS. With respect to each Plan that is not subject to U.S. law ("Non-U.S. Plans"), SLW shall provide to HiEnergy a copy of such Plan and, where applicable, any related trust agreement, annuity or insurance contract, as soon as practicable after the date hereof. To the extent applicable, each U.S. Plan complies in all material respects with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any U.S. Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and has remained tax-qualified to this date and its related trust is tax-exempt and has been so since its creation. No U.S. Plan is covered by Title IV of ERISA or Section 412 of the Code. No material "prohibited transaction," as defined in ERISA Section 406 or Code Section 4975 has occurred with respect to any U.S. Plan. Each U.S. Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such U.S. Plans. There are no pending or reasonably anticipated material claims against or otherwise involving any of the U.S. Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any U.S. Plan. All material contributions, reserves or premium payments to U.S. Plans, accrued to the date hereof have been made or provided for. SLW has not incurred any material liability under Subtitle C or D of Title IV of ERISA with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by SLW, or any entity which is considered one employer with SLW under Section 4001 of ERISA. SLW has not incurred, and will not incur as a result of the transactions contemplated by this Agreement, any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA. SLW has no obligation for retiree health and life benefits under any U.S. Plan, except as required to avoid excise taxes under Section 4980(B) of the Code. There are no restrictions on the rights of SLW to amend or terminate any U.S. Plan without incurring any liability thereunder (other than any liability for accrued benefits thereunder). SLW has not engaged in, nor is it a successor to, an entity that has engaged in, a transaction described in ERISA Section 4069. There have been no amendments to, written interpretation of, or announcement (whether or not written) by HiEnergy relating to, or change in employee participation or coverage under, any U.S. Plan that would increase materially the expense of maintaining such Plan above the level of expense incurred in respect thereof for the year ended December 31, 1998. Neither SLW nor any of its ERISA affiliates have any current or projected liability in respect of post-employment or post-retirement welfare benefits for retired or former employees of SLW. No tax under Section 4980B of the Code has been incurred in respect of any U.S. Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code. Each Non-U.S. Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Non-U.S. Plan. Each Non-U.S. Plan that is required by contract or under applicable local law to be funded has been funded to the extent required and if and to the extent any Non-U.S. Plan is not


Voluntary Share Exchange Agreement       21
funded, the unfunded obligations under such Non-U.S. Plan are reflected on the books and records of the entity maintaining the plan.

     (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events) would result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of SLW from SLW.

          2.2.22 Contracts, Arrangements, Understandings or Relationships With Respect to SLW Securities

     SLW does not have any contracts, arrangements, understandings or relationships with respect to SLW securities other than those disclosed in this Agreement, its SEC Documents or in the SLW Disclosure Letter.

          2.2.23     Reliance

     The foregoing representations and warranties are made by SLW with the knowledge and expectation that HiEnergy is placing reliance thereon.

     2.3     Disclosure  Letters

     Each party hereto acknowledges that the other party's inclusion of an exception in its Disclosure Letter shall not be deemed an admission or constitute evidence that such item constitutes a material departure from the truth or accuracy of the relevant representation or warranty.

                       ARTICLE III:  COVENANTS OF HIENERGY

     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, HiEnergy agrees (except as expressly contemplated by this Agreement or with SLW's prior written consent which will not be unreasonably withheld) that:

     3.1     Conduct  of  Business

          3.1.1     Ordinary  Course

     HiEnergy shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers, consultants, and employees and preserve their relationships with customers, suppliers, distributors and others having business dealings with them. HiEnergy shall promptly notify SLW of any event or occurrence or emergency not in the ordinary course of business and material and adverse to the Business Condition of HiEnergy. Except with the prior written consent of SLW, HiEnergy shall not:


Voluntary Share Exchange Agreement       22

     (a) accelerate, amend or change the period of exercisability or vesting of options, restricted stock, stock bonus or other awards granted under any written compensation plan (including any discretionary acceleration of the exercise periods by HiEnergy's Board of Directors permitted under such plans) or authorize cash payments in exchange for any options, restricted stock, stock bonus or other awards granted under any of such plans;

     (b) except in the ordinary course of business consistent with past practices, grant any severance or termination pay to any officer or director or to any employee of HiEnergy;

     (c) except in the ordinary course of business consistent with past practices, transfer to any person or entity any rights to the HiEnergy Intellectual Property Rights;

     (d) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or manufacturing rights of any type or scope with respect to any products of HiEnergy;

     (e) except in the ordinary course of business consistent with past practices, commence a lawsuit other than: (i) for the routine collection of bills; (ii) in such cases where HiEnergy in good faith determines that failure to commence suit would result in a material impairment of a valuable aspect of HiEnergy's business, provided HiEnergy consults with SLW prior to filing such suit; or (iii) for a breach of this Agreement;

     (f) enter into one or more leases which extend for a period of two (2) years beyond the date of this Agreement and which obligate HiEnergy to pay aggregate gross rent in excess of Ten Thousand Dollars ($10,000); and

     (g) extend an offer of employment to a candidate for an officer position without prior consultation with SLW.

          3.1.2     Dividends:  Changes  in  Stock

     HiEnergy shall not (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of HiEnergy; (iii) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock other than repurchase of vested stock from former employees; or (iv) propose any of the foregoing.

          3.1.3     Issuance  of  Securities

     HiEnergy shall not issue, deliver, or sell, or authorize, propose or agree to, or commit to the issuance, delivery, or sale of any shares of its capital stock of any class, or any securities convertible into its capital stock or any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character obligating it to issue any such shares, or other convertible securities. Any grant of stock options or restricted stock shall require the prior written approval of SLW.


Voluntary Share Exchange Agreement       23

          3.1.4     Governing  Documents

     HiEnergy shall not amend its Certificate of Incorporation or Bylaws.

          3.1.5     Exclusivity;  Acquisition  Proposals

     HiEnergy shall not, and shall not authorize or permit any of its respective officers, directors, employees or agents to, on or before the earlier of the Closing Date or the date of termination of this Agreement, directly or indirectly solicit, initiate or encourage or hold discussions or negotiations with or provide any information to any person in connection with any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of HiEnergy Common Stock or other securities of HiEnergy. Notwithstanding the foregoing, restrictions under this Section 3.1.5 shall not apply to an action if the Board of Directors of HiEnergy concludes in good faith, after consultation with outside legal counsel, that such action is required in order for the Board of Directors to comply with its fiduciary obligations to the shareholders of HiEnergy. HiEnergy shall promptly (which for this purpose shall mean within twenty-four (24) hours) advise SLW of its receipt of any such proposal or inquiry concerning any such proposal, the substance of such proposal or inquiry, and the identity of such person.

          3.1.6     No  Acquisitions

     Except as set forth in the HiEnergy Disclosure Letter, HiEnergy shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business Condition of HiEnergy.

          3.1.7     No  Dispositions

     HiEnergy shall not sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any of their assets or cancel, release, or assign any indebtedness or claim, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to the Business Condition of HiEnergy.

          3.1.8     Indebtedness

     HiEnergy shall not incur any indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise in amounts which are material, individually or in the aggregate, to the Business Condition of HiEnergy.

          3.1.9     HiEnergy  Plans

     Except as set forth in the HiEnergy Disclosure Letter, HiEnergy shall not adopt or amend in any material respect any Plan, or pay any pension or retirement allowance not required by any existing Plan. Except in the ordinary course of business consistent with past practices, HiEnergy shall not enter into any employment contracts, pay any special bonuses or special remuneration


Voluntary Share Exchange Agreement       24
to officers, directors, or employees, or increase the salaries, wage rates or fringe benefits of its officers or employees. Without the loss of any vested benefits but without accelerating any unvested rights (except as required by law), HiEnergy shall terminate or modify the Plans as mutually agreed between the parties immediately prior to the Closing Date or take such action as mutually agreed between the parties to merge such Plans with the SLW Plans immediately following the Closing Date; provided, however, that any such modification, termination or merger shall be contingent upon the occurrence of the Closing Date.

          3.1.10     Claims

     Except as provided in this Section 3.1.10, HiEnergy shall not settle any claim, action or proceeding, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to the Business Condition of HiEnergy.

          3.1.11     Agreement

     HiEnergy  shall  not  agree  to  take any of the actions prohibited by this
Section  3.1.

     3.2     Breach  of  Representations  and  Warranties

     HiEnergy will not knowingly take any action which would cause or constitute a breach of any of the representations and warranties set forth in Section 2.1 or which would cause any of such representations and warranties to be inaccurate in any material respect. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, HiEnergy will give written notice thereof to SLW and will use commercially reasonable best efforts to prevent or promptly remedy such breach or inaccuracy.

     3.3     Consents

     HiEnergy will promptly apply for or otherwise seek, and use commercially reasonable best efforts to obtain, all Consents set forth in the HiEnergy Disclosure Letter, and make all filings, required with respect to HiEnergy for the consummation of the Exchange, except such Consents as SLW and HiEnergy agree HiEnergy shall not seek to obtain.

     3.4     Commercially  Reasonable  Best  Efforts

     HiEnergy will use commercially reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement.

     3.5     Preparation  of  Audited  Financial  Statements

     On or before sixty (60) days after the Closing Date, HiEnergy shall prepare
(i) audited financial statements for the two (2) most recent fiscal years ended and the period from inception through the most recent fiscal year ended and (ii) reviewed financial statements for each calendar quarter thereafter (collectively, the "Audited Financial Statements"). The Audited Financial Statements shall be prepared in accordance with GAAP, applied on a consistent basis and shall


Voluntary Share Exchange Agreement       25
present fairly the financial condition of HiEnergy as of such dates and the results of operations of HiEnergy for such periods, consistent with the books and records of HiEnergy.

     3.6     Tax  Matters

     HiEnergy shall fully accrue in accordance with GAAP all material unpaid taxes in respect of all periods (or the portion of any such periods) presented in the Audited Financial Statements. HiEnergy shall (a) notify SLW as promptly as practicable if it receives notice of any tax audit, the assessment of any tax, the assertion of any tax lien, or any request, notice or demand for taxes by any taxing authority, (b) provide SLW a description of any such matter in reasonable detail (including a copy of any written materials received from the taxing authority), and (c) take no action with respect to such matter without the consent of SLW. HiEnergy shall not (x) make or revoke any tax election which may affect HiEnergy, (y) execute any waiver of restrictions on assessment of any tax without the approval of SLW, or (z) enter into any agreement or settlement with respect to any tax without the approval of SLW which shall not be unreasonably withheld.

     3.7     Offering  Memorandum;  Cooperation  as  to  Certain  Matters

     HiEnergy agrees to assist SLW with the preparation and distribution to the HiEnergy Shareholders of the Offering Memorandum. In connection with the preparation of the Offering Memorandum, HiEnergy will provide SLW with a written document containing information that would be included in an offering memorandum if HiEnergy were conducting the voluntary share exchange offering. HiEnergy consents to the distribution of the Offering Memorandum, in its final form, as an exhibit to the PPM, as defined in Section 2.2.2, to the accredited investors in connection with the PPO, as defined in 2.2.2. HiEnergy also agrees to assist in the preparation of any required filings, including SEC and blue sky filings, in any manner reasonably requested by SLW.

                          ARTICLE IV: COVENANTS OF SLW

     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, SLW agrees
(except as expressly contemplated by this Agreement or with HiEnergy's prior written consent which will not be unreasonably withheld) that:

     4.1     Conduct  of  Business

          4.1.1     Ordinary  Course

     SLW shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers, consultants, and employees and preserve their relationships with customers, suppliers, distributors and others having business dealings with them. SLW shall promptly notify HiEnergy of any event or occurrence or emergency not in the ordinary course of business and material and adverse to the Business Condition of SLW. Except with the prior written consent of HiEnergy, SLW shall not:


Voluntary Share Exchange Agreement       26

     (a) accelerate, amend or change the period of exercisability or vesting of options, restricted stock, stock bonus or other awards granted under any written compensation plan (including any discretionary acceleration of the exercise periods by SLW's Board of Directors permitted under such plans) or authorize cash payments in exchange for any options, restricted stock, stock bonus or other awards granted under any of such plans;

     (b) except in the ordinary course of business consistent with past practices, grant any severance or termination pay to any officer or director of SLW;

     (c) except in the ordinary course of business consistent with past practices, transfer to any person or entity any rights to the SLW Intellectual Property Rights;

     (d) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or manufacturing rights of any type or scope with respect to any products of SLW;

     (e) except in the ordinary course of business consistent with past practices, commence a lawsuit other than: (i) for the routine collection of bills; (ii) in such cases where SLW in good faith determines that failure to commence suit would result in a material impairment of a valuable aspect of SLW's business, provided SLW consults with HiEnergy prior to filing such suit; or (iii) for a breach of this Agreement;

     (f) enter into one or more leases which extend for a period of two (2) years beyond the date of this Agreement and which obligate SLW to pay aggregate gross rent in excess of Ten Thousand Dollars ($10,000); and

     (g) extend an offer of employment to a candidate for an officer position without prior consultation with HiEnergy.

          4.1.2     Dividends:  Changes  in  Stock

     Except as provided in Section 2.2.2 or in the SLW Disclosure Letter, SLW shall not (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock;
(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of HiEnergy; (iii) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock other than repurchase of vested stock from former employees; or (iv) propose any of the foregoing.

          4.1.3     Issuance  of  Securities

     Except as provided in Section 2.2.2 or in the SLW Disclosure Letter, SLW shall not issue, deliver, or sell, or authorize, propose or agree to, or commit to the issuance, delivery, or sale of any shares of its capital stock of any class, or any securities convertible into its capital stock or any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character obligating it to issue any such shares, or other convertible securities. Any grant of stock options or restricted stock shall require the prior written approval of HiEnergy.


Voluntary Share Exchange Agreement       27

          4.1.4     Governing  Documents

     SLW shall not amend its Articles of Incorporation or Bylaws.

          4.1.5     No  Acquisitions

     Except as set forth in the SLW Disclosure Letter, SLW shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business Condition of SLW.

          4.1.6     No  Dispositions

     SLW shall not sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any of their assets or cancel, release, or assign any indebtedness or claim, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to the Business Condition of SLW.

          4.1.7     Indebtedness

     SLW shall not incur any indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise in amounts which are material, individually or in the aggregate, to the Business Condition of SLW.

          4.1.8     Plans

     Except as set forth in the SLW Disclosure Letter, SLW shall not adopt or amend in any material respect any Plan, or pay any pension or retirement allowance not required by any existing Plan. Except in the ordinary course of business consistent with past practices, SLW shall not enter into any employment contracts, pay any special bonuses or special remuneration to officers, directors, or employees, or increase the salaries, wage rates or fringe benefits of its officers or employees.

          4.1.9     Claims

     Except as provided in this Section 4.1.9, SLW shall not settle any claim, action or proceeding, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to the Business Condition of SLW.

          4.1.10     Agreement

     SLW shall not agree to take any of the actions prohibited by this Section 4.1.10.

     4.2     Breach  of  Representations  and  Warranties

     SLW will not knowingly take any action which would cause or constitute a breach of any of the representations and warranties set forth in Section 2.2 or which would cause any of such


Voluntary Share Exchange Agreement       28
representations and warranties to be inaccurate in any material respect. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, SLW will give written notice thereof to HiEnergy and will use its commercially reasonable best efforts to prevent or promptly remedy such breach or inaccuracy.

     4.3     Consents

     SLW will promptly apply for or otherwise seek, and use commercially reasonable best efforts to obtain, all consents and approvals identified in the Disclosure Letter, and make all filings, required for the consummation of the business combination.

     4.4     Commercially  Reasonable  Best  Efforts

     SLW will use commercially reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement.

     4.5     SEC  Filings

     SLW will file a report on Form 8-K with the SEC within 15 days following the execution of this Agreement.

                        ARTICLE V: ADDITIONAL AGREEMENTS

     5.1     Agreements  Prior  to  the  Closing  Date

     In addition to the foregoing, SLW and HiEnergy each agree to take the following actions after the execution of this Agreement and prior to the Closing Date.

          5.1.1     Access  to  Information

     Subject to appropriate restrictions on access to information which HiEnergy determines in good faith to be proprietary or competitively sensitive, HiEnergy and SLW shall, subject to applicable law, each afford the other and their respective accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Closing Date to (a) all of their properties, books, contracts, commitments and records, and (b) all other information concerning the business, properties and personnel of HiEnergy and SLW, as the other party may reasonably request which is necessary to complete the transaction and prepare for an orderly transition to operations after the Closing Date. HiEnergy and SLW agree to provide to the other and their respective accountants, counsel and representatives copies of internal financial statements promptly upon the request therefore. Any information or knowledge obtained in any investigation pursuant to this Section 5.1.1 shall be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Exchange.


Voluntary Share Exchange Agreement       29

          5.1.2     Confidentiality

     For purposes of this Agreement, the term "Confidential Information" shall mean information exchanged between the parties which is not publicly known relating to the business activities and operations of HiEnergy and/or SLW and shall include all information exchanged by the parties except information which is either (a) expressly designated as non-confidential by either party, or (b) information now in the public domain, or that becomes part of the public domain through no fault of the disclosing party prior to the date of any disclosure.

     HiEnergy and SLW will exchange such information concerning their respective operations as outlined in Section 5.1.1 and elsewhere throughout the Agreement. Confidential Information may only be used for purposes of developing and implementing the Exchange and may not be used for any other purpose. HiEnergy and SLW shall maintain all Confidential Information gained from each other in strict confidence, and shall take all precautions necessary to prevent disclosure, access to, or transmission of the Confidential Information, or any part thereof, to any third party, except to those officers, directors, trustees, employees, consultants, or agents of the party who have a legitimate need for the information for the purpose of evaluating, planning or executing the Exchange or this Agreement, or by order of a court or administrative agency with applicable jurisdiction, but only after supplying the other party notice in time to permit it to seek a protective order. If the Exchange and/or this Agreement is terminated, (i) all originals and copies of Confidential Information, whether in written, magnetic, or other form, shall be promptly returned to the party who produced it or, if requested by the party who produced it, destroyed in such fashion as to render the information unusable by any party (ii) neither party shall retain any copies, extracts or other reproductions in whole or in part of such confidential Information, and (iii) each party shall destroy all memoranda, notes and other writings prepared based on the Confidential Information. The obligations contained in this Section 5.1.2 shall survive the termination of this Agreement.

          5.1.3     Legal  Conditions  to  the  Exchange

     Each of SLW and HiEnergy will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on any of them with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon the other. Each of SLW and HiEnergy will take all reasonable actions to obtain (and to cooperate with the other parties in obtaining) any consent, approval, order or authorization of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by HiEnergy or SLW in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.

          5.1.4     Public  Announcements

     SLW and HiEnergy shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated herein. Where practicable each of the parties shall furnish to the other drafts of all releases prior to publication. Nothing contained herein shall prevent either party at any time from furnishing any information to any governmental agency or from issuing any release when it believes it is legally required to do so.


Voluntary Share Exchange Agreement       30

     5.2     Agreements  Continuing  After  the  Closing  Date

     Upon execution of this Agreement and continuing after the Closing Date, SLW and HiEnergy agree to take the following actions:

          5.2.1     Capital  Structure

     Immediately following the Closing Date of the Exchange, the following will approximate the resulting share ownership of SLW assuming that all of the HiEnergy Security Holders are eligible and take appropriate action to participate in the Exchange and exchange their interests in HiEnergy securities on a fully diluted, as-exercised or as-converted basis:

            Name                                No.  Shares         %  Ownership
            ----                                -----------         ------------

     1.     Current  SLW  Shareholders            6,470,000               24.88%

     2.     PPO  Investors                        1,200,000                4.62%

     3.     HiEnergy  Security  Holders          18,330,000                70.5%

     To achieve this capital structure, Rheal Cote agrees to execute and deliver to SLW, along with the appropriate stock certificate(s), an Irrevocable Order to Cancel 9,572,000 shares of SLW Common Stock held by him on the Closing Date.

          5.2.2     Appointment  of  New  Directors  and  Officers

     SLW and HiEnergy and their affiliates shall cooperate to execute an SLW unanimous written consent of its Board of Directors effecting the following: (i) appointing new directors of SLW, to serve until the next annual meeting of shareholders of SLW and the election and qualification of their successors; (ii) accepting the resignation of the directors and officers of SLW; and (iii) appointing new officers of SLW, to serve at the pleasure of the Board of Directors and until the election and qualification of their successors.

          5.2.3     Continuation  of  Vitamineralherb.com  Business

     The Parties agree that SLW shall continue to implement its Vitamineralherb.com business and, in connection therewith, shall execute a consulting agreement with Rheal Cote, which will contain the following terms: a six month term; compensation based on commission at a rate of ten percent (10%) of the operating profit of the Vitamineralherb.com business payable on a monthly basis; and a requirement that Rheal Cote produce and submit a monthly status report of the results of the Vitamineralherb.com business and a report at the end of the six month term setting forth his evaluation of the continued viability of the Vitamineralherb.com business.

          5.2.4     Merger  of  HiEnergy

     SLW agrees that in the event of any merger or other consolidation of HiEnergy into SLW, each remaining HiEnergy Shareholder shall receive as consideration for such merger or


Voluntary Share Exchange Agreement       31
consolidation the greater of the fair market value of each of his, her or its HiEnergy Shares or the Exchange Rate as set forth herein.

          5.2.5     HiEnergy  Options  and  Warrants

     HiEnergy shall promptly take commercially reasonable steps to comply with the terms of all outstanding options and warrants in respect of rights that holders of options and warrants may have as a result of the pendency of the transactions contemplated by this Agreement. HiEnergy shall further take commercially reasonable steps to notify any other holders of options and warrants of the pendency of the transactions contemplated by this Agreement. During the pendency of the offering contemplated by this Agreement, (a) HiEnergy shall supply the holders of its warrants and options with any disclosure necessary to ensure that exercises or conversions are accomplished in accordance with applicable securities laws, including without limitation supplying such holders with a copy of the offering materials delivered to HiEnergy Shareholders in connection with the offering contemplated by this Agreement; and (b) SLW shall exchange its shares, according to the procedures set forth in ARTICLE I, with any sophisticated HiEnergy shareholder that acquires their shares and receives disclosure of the offering contemplated by this Agreement at least two
(2) days prior to the Closing Date of the SLW Offering. SLW shall retain sole and absolute discretion to determine whether a HiEnergy Shareholder is "sophisticated", as that term is used for purposes of Rule 506 of Regulation D under the Securities Act. SLW shall be under no obligation to exchange its shares with any HiEnergy Shareholder that does not acquire their shares and receive disclosure of the offering contemplated by this Agreement at least two
(2)  days  prior  to  the  Closing  Date  of  the  offering.

     5.3     Additional  Agreements

     In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each corporation which is a party to this Agreement shall take all such necessary action.

                        ARTICLE VI:  CONDITIONS PRECEDENT

     6.1     Conditions  to  Each  Party's  Obligation  to  Effect  the Exchange

     The respective obligation of each party to effect the Exchange shall be subject to the satisfaction on or before the Closing Date of the following conditions:

          6.1.1     Consents

     All Consents legally required for the consummation of the Exchange and the transactions contemplated by this Agreement shall have been filed, occurred, or been obtained, other than such Consents, the failure of which to obtain would not have a Material Adverse Effect on the consummation of the Exchange or the other transactions contemplated hereby or on the Business Condition of SLW or HiEnergy.


Voluntary Share Exchange Agreement       32

     6.2     Conditions  of  Obligations  of  SLW

     The obligation of SLW to effect an exchange on the Closing Date is subject to the satisfaction of the following conditions, unless waived by SLW:

          6.2.1     Minimum  Number  of  Shares  to  BeExchanged

     HiEnergy Shareholders holding 80% or more of the issued and outstanding shares of Common Stock of HiEnergy shall have elected to exchange their HiEnergy Shares for SLW Shares.

          6.2.2     Representations  and  Warranties  of  HiEnergy

     The representations and warranties of HiEnergy set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except: (i) as otherwise contemplated by this Agreement (but excluding from this exception any breach made unknowingly pursuant to Section 3.1), or (ii) in respects that do not have a Material Adverse Effect on HiEnergy's or SLW's Business Condition. SLW shall have received a certificate signed on behalf of HiEnergy by the chief executive officer or the chief financial officer of HiEnergy to such effect on the Closing Date.

          6.2.3     Board  Approval

     This Agreement and the transactions contemplated hereby shall have been approved and adopted by the Board of Directors of HiEnergy.

          6.2.4     Transfer  of  Patents

     An agreement shall have been executed by and between Dr. Bogdan C. Maglich and HiEnergy transferring any patents pertaining to the SuperSenzor and the MicroSenzor from Dr. Maglich to HiEnergy.

          6.2.5     Performance  of  Obligations  of  HiEnergy

     HiEnergy shall have performed all agreements and covenants required to be performed by it under this Agreement prior to the Closing Date, except for breaches that do not have a Material Adverse Effect on HiEnergy's Business Condition. SLW shall have received a certificate signed on behalf of HiEnergy by the chief executive officer or the chief financial officer of HiEnergy to such effect.


          6.2.6     Purchaser  Representatives

     HiEnergy shall certify to SLW in writing (a) any material relationship between any purchaser representative, or an affiliate of that purchaser representative, and HiEnergy, or its affiliates, of which it has knowledge and
(b)  that  each  such  purchaser  representative  has


Voluntary Share Exchange Agreement       33
disclosed in writing a reasonable time prior to the Closing such material relationships to investors he or she has advised in connection with the Exchange.

          6.2.7     Receipt  of  Documents

     SLW shall have received all documents required to be received in order to consummate the Exchange on or prior to the Closing Date, all in form and substance reasonably satisfactory to SLW, including (i) executed copies of the Subscription Agreement, the form of which is attached hereto as Exhibit A, by each HiEnergy Shareholder who is deemed eligible to participate in the Exchange and (ii) the related HiEnergy Common Stock Certificates with appropriate stock powers.

     6.3     Conditions  of  Obligation  of  HiEnergy

     The obligation of HiEnergy to effect an exchange on the Closing Date is subject to the satisfaction of the following conditions, unless waived by
HiEnergy:

          6.3.1     Representations  and  Warranties  of  SLW

     The representations and warranties of SLW set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except: (i) as otherwise contemplated by this Agreement (but excluding from this exception any breach made unknowingly pursuant to Section 4.1), or (ii) in respects that do not have a Material Adverse Effect on HiEnergy's or SLW's Business Condition. HiEnergy shall have received a certificate signed on behalf of SLW by an authorized executive officer of SLW to such effect on the Closing Date.

          6.3.2     Board  Approval

     This Agreement and the transactions contemplated hereby shall have been approved and adopted by the Board of Directors of SLW.

          6.3.3     Funds  in  Escrow

     SLW shall have in escrow $1,200,000.00 raised in connection with the offering of SLW Common Stock to accredited investors through the PPO, as defined in Section 2.2.2.

          6.3.4     Receipt  of  Order  to  Cancel

     SLW shall have received from Rheal Cote an Irrevocable Order to Cancel 9,572,000 shares of SLW Common Stock held by him along with the appropriate stock certificate(s).

          6.3.5     Performance  of  Obligations  of  SLW

     SLW shall have performed all agreements and covenants required to be performed by them under this Agreement prior to the Closing Date except for breaches that do not have a Material Adverse Effect on SLW's Business Condition and HiEnergy shall have received a certificate signed on behalf of SLW by an authorized executive officer of SLW to such effect.


Voluntary Share Exchange Agreement       34

          6.3.6     Receipt  of  Documents

     HiEnergy shall have received all documents required to be received from SLW on or prior to the Closing Date, all in form and substance reasonably satisfactory to HiEnergy.

                 ARTICLE VII: TERMINATION, AMENDMENT AND WAIVER

     7.1     Termination  of  Agreement

     This Agreement may be terminated at any time prior to the Closing Date:

     (a)     by  mutual  consent  of  all  Parties  to  this  Agreement;

     (b) by either SLW or HiEnergy (provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement) if there has been a breach of any representation, warranty, covenant or agreement which has a Material Adverse Effect on the Business Condition of HiEnergy or SLW, as the case may be, and such breach has not been cured, or commercially reasonable best efforts are not being employed to cure such breach, within twenty (20) days after notice thereof is given to the party committing such breach;

     (c) by either SLW or HiEnergy if the Exchange contemplated herein shall not have been consummated on or before April 30, 2002;

     (d) by either SLW or HiEnergy if any permanent injunction or other order of a court or other competent authority preventing the Exchange shall have become final and not subject to appeal;

     (e) by SLW if the Board of Directors of HiEnergy shall have withdrawn or modified in a manner adverse to SLW its approval or recommendation of the Exchange, this Agreement or the transactions contemplated hereby;

     (f) by SLW if HiEnergy or any of the other persons or entities described in Section 3.1.5 shall take any of the actions that would be proscribed by Section 3.1.5 other than actions in exercise of the fiduciary duties of HiEnergy's directors and satisfying all conditions of Section 3.1.5 and such actions have a Material Adverse Effect on the Business Condition of HiEnergy; or

     (h) by SLW if after review of the Subscription Agreements received from the HiEnergy Shareholders and consultation with counsel, SLW concludes that the Exchange may not be consummated pursuant to Rule 506 of Regulation D under the Securities Act.

     Where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the Board of Directors of the party taking such action without any requirement to submit such action to the shareholders of such party.


Voluntary Share Exchange Agreement       35

     7.2     Effect  of  Termination

     In the event of termination of this Agreement by either HiEnergy or SLW as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of SLW or HiEnergy or their respective officers or directors, except that (i) all of Sections 5.1.2, 7.2, and ARTICLE VIII shall survive any such termination and abandonment, and (ii) no party shall be released or relieved from any liability arising from the breach by such party of any of its representations, warranties, covenants or agreements as set forth in this Agreement.

     7.3     Amendment

     This Agreement may be amended by HiEnergy or SLW, by action taken by their respective Board of Directors, at any time before the Closing Date. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4     Extension,  Waiver

     At any time prior to the Closing Date, any party hereto, by action taken by its Board of Directors may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     7.5     Indemnification

          7.5.1     By  HiEnergy

     In connection with any offer and issuance of SLW securities under the Securities Act pursuant to this Agreement, HiEnergy shall indemnify and hold harmless SLW, each director or officer of SLW, or any other person acting on behalf of SLW and each other person, if any, who controls any of the foregoing persons within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several (or actions in respect thereof), to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact by HiEnergy contained in this Agreement, the HiEnergy Disclosure Letter, the Offering Memorandum or any other written statements under which SLW Common Stock is being offered and issued under the Securities Act, any amendment or supplement thereto, or any document or written statement from HiEnergy incident to the issuance of SLW Common Stock (the "HiEnergy Documents"), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by HiEnergy of the Securities Act or state securities or "blue sky"


Voluntary Share Exchange Agreement       36
laws applicable to HiEnergy shareholders and relating to action or inaction required of HiEnergy or HiEnergy shareholders in connection with such offering and issuance of securities under such state securities or "blue sky" laws; and shall reimburse SLW or such other person acting on behalf of SLW for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that HiEnergy shall not be obligated to indemnify in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the HiEnergy Documents incident to the offer or issuance of any SLW Common Stock in reliance upon and in conformity with written information furnished by SLW specifically for use in the preparation thereof.

          7.5.2     By  SLW

     In connection with any offer and issuance of SLW securities under the Securities Act pursuant to this Agreement, SLW shall indemnify and hold harmless HiEnergy, each director and officer of HiEnergy, or any other person acting on behalf of HiEnergy and each other person, if any, who controls any of the foregoing persons within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several (or actions in respect thereof), to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact by SLW contained in this Agreement, the SLW Disclosure Letter, the SEC Documents or any other written statements under which SLW Common Stock is being offered and issued under the Securities Act, any amendment or supplement thereto, or any document or written statement incident to the issuance of SLW Common Stock (the "SLW Documents"), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by SLW of the Securities Act or state securities or "blue sky" laws applicable to SLW and relating to action or inaction required of SLW in connection with such offering and issuance of securities under such state securities or "blue sky" laws; and shall reimburse HiEnergy or such other person acting on behalf of HiEnergy for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that SLW shall not be obligated to indemnify in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the SLW Documents incident to the offer or issuance of any SLW Common Stock in reliance upon and in conformity with written information furnished by HiEnergy specifically for use in the preparation thereof.

          7.5.3     Notice  of  Claim

     Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in the preceding paragraphs of this Section 7.5, such indemnified party will, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party shall not be responsible for any legal or other expenses


Voluntary Share Exchange Agreement       37
subsequently incurred by the latter in connection with the defense thereof; provided, however, that if any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this Section 7.5, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party and such indemnifying party shall reimburse such indemnified party and any person controlling such indemnified party for that portion of the reasonable fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity agreement provided in this Section 7.5.

                        ARTICLE VIII:  GENERAL PROVISIONS

     8.1     Nonsurvival  of  Representations,  Warranties  and  Agreements

     All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be conditions to the Exchange and shall not survive the Closing Date, except for the agreements contained in ARTICLE I and in Sections, 5.2, 5.3, 7.5 and the agreements delivered pursuant to this Agreement.

     8.2     Notices

     Any notice or other communication between the parties under the Agreement shall be in writing and shall be considered given when accomplished by any of the following methods: (i) if by personal delivery, when such delivery occurs,
(ii) if by reputable overnight courier service, when such courier indicates delivery was made, or (iii) if sent by U.S. mail, return receipt requested, on the earlier of actual receipt or the date five (5) business days after mailing. Such notice shall be delivered:

     (a)    If  to  SLW:

                    SLW  Enterprises  Inc.
                    4015  Palm-Aire  Drive  West,  #1002
                    Pompano  Beach,  FL  33069
                    Attn:  President

                    With  a  copy  to:
                    (which  shall  not  constitute  notice)

                    James  L.  Vandeberg
                    Ogden  Murphy  Wallace,  P.L.L.C.
                    1601  Fifth  Avenue,  Suite  2100
                    Seattle,  WA  98101-1686


Voluntary Share Exchange Agreement       38

      (b)     If  to  HiEnergy:

                    HiEnergy  Microdevices,  Inc.
                    10  Mauchly  Drive
                    Irvine,  CA  92618
                    Attn:  President

                    With  a  copy  to:
                    (which  shall  not  constitute  notice)

                    Steve  Carman
                    Blackwell  Sanders  Peper  Martin  LLP
                    2300  Main  Street,  Suite  1000
                    Kansas  City,  MO  64108

     No change of address shall be valid unless it is communicated in writing to the other party with at least five business days notice.

     8.3     Interpretation

     When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a section or exhibit to this Agreement unless otherwise indicated. The words "include," "includes," and "including" when used therein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The "knowledge of," "the best of knowledge of," or other derivations of "know" with respect to SLW or HiEnergy will mean the actual knowledge of the executive officers and directors of SLW or HiEnergy or the other parties hereto. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party.

     8.4     Counterparts

     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile shall be deemed valid execution of this Agreement, binding on the parties.

     8.5     Entire  Agreement;  No  Third  Party  Beneficiaries

     This Agreement and the documents referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder (except as otherwise expressly provided herein and except that Section 5.2 is for the benefit of investors and founders of HiEnergy set forth in such Section, and said Section is intended to


Voluntary Share Exchange Agreement       39
confer rights on such persons); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6     Governing  Law

     This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of California, without regard to the conflicts of laws provisions of such law; provided, however that the party's actions related to corporate governance shall be governed by applicable law of the state in which such party is organized. HiEnergy and SLW consent to jurisdiction and venue in the state and federal courts in Orange County, California.

     8.7     Specific  Performance

     The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     8.8     Expenses

     The parties hereto shall bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and transactions contemplated hereby.

     8.9     Severability

     Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     8.10     Headings

     The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.11     Succession  and  Assignment

     This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]


Voluntary Share Exchange Agreement       40

     IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the date first set forth above.

SLW  ENTERPRISES  INC.,                  HIENERGY  MICRODEVICES,  INC.,
a  Washington  corporation               a  Delaware  corporation


/s/  Barry Alter                         /s/  Greg Gilbert
-----------------------------            -------------------------------
By:  Barry  Alter                        By:  Greg  Gilbert
Its:  President                          Its:  President


Voluntary Share Exchange Agreement       41

                                    EXHIBIT A




                             SUBSCRIPTION AGREEMENT

                                    Exhibit B

                             SHAREHOLDER'S AGREEMENT


     THIS SHAREHOLDER'S AGREEMENT (the "Agreement"), dated March ___, 2002, is made and entered into by and between SLW Enterprises Inc., a Washington corporation ("SLW"), and the shareholder of HiEnergy Microdevices, Inc., a Delaware corporation ("HiEnergy") whose signature appears below (the "Shareholder").

                                    RECITALS

     WHEREAS, SLW and HiEnergy have entered into a Voluntary Share Exchange Agreement (the "Exchange Agreement") dated March 22, 2002, which contemplates the exchange of 18,330,000 shares of common stock of SLW for all of the outstanding shares of common stock of HiEnergy through a voluntary share exchange offer (the "Offer") to the shareholders of HiEnergy; and

     WHEREAS, the Board of Directors of HiEnergy has approved and recommended to its shareholders that they exchange their shares of HiEnergy Common Stock as contemplated in the Exchange Agreement to effect a business combination of HiEnergy and SLW; and

     WHEREAS, as a further inducement and commitment to conduct the Offer and consummate the business combination, SLW has requested that the Shareholder agree, and the Shareholder does hereby agree, to enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

     SECTION 1.  DEFINITIONS.  For purposes of this Agreement:

          (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act.

          (b) "SLW Common Stock" shall mean at any time the common stock, par value $0.0001 per share, of SLW.

          (c) "HiEnergy Common Stock" shall mean at any time the Class A common stock, par value $0.0001 per share, of HiEnergy.

          (d) Capitalized terms used and not defined herein shall have the meanings set forth in the Exchange Agreement.

     SECTION 2.  TENDER OF SHARES

          (a) The Shareholder hereby agrees to validly tender (and not to withdraw for as long as this Agreement remains in effect) pursuant to and in accordance with the terms of the Offer, (i) not later than the fifth business day after the commencement of the Offer, all of the shares of HiEnergy Common Stock Beneficially Owned by him or her on the date hereof (the "Existing Shares"), and (ii) as soon as possible but in no event later than the date on which the Offer is scheduled to expire, any additional shares of HiEnergy Common Stock that the Shareholder comes to Beneficially Own after the date hereof (the "Additional Shares" and, together with the Existing Shares, the "Shares"). Set forth below opposite the Shareholder's name is the number of Existing Shares Beneficially Owned by the Shareholder. The Shareholder acknowledges and agrees that SLW's obligation to accept for exchange the Shares in the Offer is subject to the terms and conditions of the Offer.

          (b) Upon exchange of SLW Common Stock for Shares tendered, the transfer by the Shareholder of its Shares to SLW in the Offer shall pass to and unconditionally vest in SLW good and valid title to the number of Existing Shares set forth opposite the Shareholder's name below and to any Additional Shares, free and clear of all claims, liens, restrictions, security interests, pledges, limitations and encumbrances whatsoever.

          (c) The Shareholder hereby agrees to permit SLW to publish and disclose in the Offering Memorandum his or her identity and ownership of HiEnergy Common Stock and the terms and conditions of this Agreement.

     SECTION 3.  PROVISIONS CONCERNING HIENERGY COMMON STOCK.      The
Shareholder hereby agrees that for as long as this Agreement remains in effect, at any meeting of the holders of HiEnergy's Common Stock, however called, or in connection with any written consent of the holders of HiEnergy Common Stock, the Shareholder shall appear at the meeting in person or by proxy (or execute a written consent of the holders of HiEnergy Common Stock) or otherwise cause the Shares held of record or Beneficially Owned by him or her on the applicable record date to be counted for purposes of establishing a quorum and vote (or cause to be voted), whether issued, heretofore owned or hereafter acquired, (i) in favor of the business combination with SLW as contemplated by the Exchange Agreement and each of the other actions contemplated by the Exchange Agreement and this Agreement and any actions required in furtherance thereof and hereof;
(ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of HiEnergy under the Exchange Agreement or the Shareholder under this Agreement; and (iii) except as otherwise agreed to in writing in advance by SLW, against the following actions (other than the business combination and transactions contemplated by the Exchange Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving HiEnergy or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of HiEnergy or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of HiEnergy; (2) any change in the present capitalization of HiEnergy or any amendment of HiEnergy's Certificate of Incorporation or Bylaws; (3) any other material change in HiEnergy's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the business combination and the other transactions contemplated by the Exchange Agreement and this Agreement. The Shareholder shall not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in this Section 3.

     SECTION 4. OTHER COVENANTS, REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER. The Shareholder hereby represents and warrants to SLW as follows:

          (a) Ownership of Shares. On the date hereof, the Shareholder is either (i) the record and Beneficial Owner of, or (ii) the Beneficial Owner but not the record holder of, the number of Existing Shares set forth below opposite the Shareholder's name. The Shareholder has the sole power to vote, dispose of and issue instructions with respect to the matters set forth in Sections 2 and 3 hereof, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

          (b) Power; Binding Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action, if applicable, on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity. There is no beneficiary or holder of a voting trust certificate or other interest of trust of which the Shareholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such shareholder of the transactions contemplated hereby.

          (c) No Conflicts. (i) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby (other than filings that the Shareholder may be required to make under the Exchange Act) and (ii) none of the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby or compliance by the Shareholder with any of the provisions in this Agreement shall (A) conflict with or result in any breach of any applicable organizational documents applicable to the Shareholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's properties or assets may be bound, or
(C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Shareholder or any of the Shareholder's properties or assets, except, in the case of clauses (B) and (C), for violations, breaches or defaults that individually or in the aggregate could not impair the ability of the Shareholder to perform its obligations under this Agreement.

          (d) No Encumbrances. Except as applicable in connection with the transactions contemplated by Section 2 hereof, the Shareholder's Shares and the certificates representing such Shares are now, and at all times during the term of this Agreement will be, held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except as arising hereunder.

          (e) No Solicitation. Except to the extent permitted under the Exchange Agreement, the Shareholder shall not, in its capacity as a shareholder of HiEnergy, directly or indirectly, solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than SLW or any affiliate of SLW) with respect to HiEnergy that constitutes a proposal to acquire the Shares. If the Shareholder receives any such inquiry or proposal, then the Shareholder shall promptly inform SLW of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making such proposal. The Shareholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

          (f) Restriction on Transfer; Non-Interference. Except as required or permitted by Sections 2 and 3, the Shareholder shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shareholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of the Shareholder contained in this Agreement untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder's obligations under this Agreement.

          (g)     Accredited  Investor.   Shareholder  represents that he or she
satisfies the requirements set forth as an accredited investor within the meaning of the federal securities laws:

          A natural person whose individual net worth or joint net worth with such person's spouse exceeds $1,000,000; or
          A natural person whose individual income in each of the two most recent years was in excess of $200,000, or whose joint income with that person's spouse was in excess of $300,000 in each of those years, and who reasonably expects an income reaching the same level in the current year; or
          A director, executive officer, or general partner of the Company, or director, executive officer or general partner of a general partner of the Company, and agrees to provide evidence of such qualification as may be required.

          (h) Further Assurances. From time to time, at the other party's request and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in an expeditious manner, the transactions contemplated by this Agreement.

     SECTION 5. REPRESENTATIONS AND WARRANTIES OF SLW. SLW hereby represents and warrants to the Shareholder as follows:

          (a) Organization, Standing and Corporate Power. SLW is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. SLW has the corporate power and authority to enter into and perform all of its obligations under this Agreement.

          (b) Power; Binding Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of SLW. This Agreement has been duly and validly executed and delivered by SLW and constitutes a valid and binding agreement of SLW, enforceable against SLW in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity.

          (c) No Conflicts. (i) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by SLW and the consummation by SLW of the transactions contemplated hereby (other than filings that SLW may be required to make under the Exchange Act) and (ii) none of the execution and delivery of this Agreement by SLW, the consummation by SLW of the transactions contemplated hereby or compliance by SLW with any of the provisions in this Agreement shall (A) conflict with or result in any breach of any applicable organizational documents applicable to SLW, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which SLW is a party or by which SLW or any of SLW's properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to SLW or any of SLW's properties or assets, except, in the case of clauses (B) and (C), for violations, breaches or defaults that individually or in the aggregate could not impair the ability of SLW to perform its obligations under this Agreement.

     SECTION 6. STOP TRANSFER. The Shareholder agrees with and covenants to SLW that the Shareholder shall not request that SLW, and SLW agrees that it will not, register the transfer (book entry or otherwise) of any certificate or uncertificated interest representing nay of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in HiEnergy Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term

"Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     SECTION 7. FEES AND EXPENSES. The parties hereby agree that all fees and expenses incurred by the parties in connection with this Agreement and the transactions contemplated hereby shall be the responsibility of and paid by the party incurring such fees and expenses.

     SECTION 8. TERMINATION. Except as otherwise provided herein, this Agreement shall terminate upon the earlier to occur of (i) the consummation of the business combination as contemplated in the Exchange Agreement and (ii) the termination of the Exchange Agreement in accordance with its terms; provided, that Sections 7, 8 and 11 of this Agreement shall survive any termination of this Agreement. In addition, this Agreement may be terminated by the Shareholder if SLW shall have failed to comply in any material respect with its obligations under Article I of the Exchange Agreement. This Agreement shall also terminate upon the issuance of a final, non-appealable decree, injunction or order by a court or governmental entity that prevents the consummation of the transactions contemplated hereby.

     SECTION 9. SHAREHOLDER'S CAPACITY. The Shareholder signs this Agreement solely in his or her capacity as the record and Beneficial Owner of the Shareholder's Shares.

     SECTION 10. CONFIDENTIALITY. The Shareholder agrees not to disclose or discuss this Agreement, the Exchange Agreement or any matter that is the subject hereof or thereof, including the business combination and the Offer (until public disclosure thereof) with anyone not a party to this Agreement (other than the Shareholder's counsel and advisors, if any) without the prior written consent of SLW, except for disclosures the Shareholder's counsel advises are necessary in order to fulfill the Shareholder's obligations imposed by law or legal process, in connection with obtaining nay requisite governmental approvals.

     SECTION 11. MISCELLANEOUS.

          (a) Entire Agreement. This Agreement constitutes the entire agreement between SLW and the Shareholder with respect to the specific subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the specific subject matter hereof.

          (b) Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder's successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

          (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties.

          (d) Amendments; Waivers; Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto affected by such change, supplement, amendment, modification, waiver or termination.

          (e) Notice. All communications between the parties under the Agreement shall be sent, if to SLW, to:

                           SLW Enterprises Inc.
                           4015 Palm-Aire Drive West, #1002
                           Pompano Beach, FL  33069
                           Attn: President
                           Phone: 416.782.9169
                           Fax: 416.781.0046

with a copy to:            Ogden Murphy Wallace P.L.L.C.
(which shall not           1601 Fifth Avenue, Suite 2100
constitute notice)         Seattle, WA 98101
                           Attn: Derek W. Woolston
                           Phone: (206) 447-7000
                           Fax:     (206) 447-0215

and to the address indicated on the signature page hereto, if to the Shareholder. No change of address shall be valid unless it is communicated in writing to the other party with at least five business days notice.

     SECTION 12. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to conflicts of law principles.

     SECTION 13. DISPUTE RESOLUTION. In the event of any dispute, controversy, claim or difference that should arise between the parties out of or relating to or in connection with this Agreement or the breach thereof, the parties shall endeavor to settle such conflicts amicably among themselves. Should they fail to do so, the matter in dispute shall be settled by arbitration in Seattle, Washington, in accordance with the rules of the American Arbitration Association. Any award or judgment of the arbitrators shall be final and binding on the parties and shall be enforceable in any court of competent jurisdiction. All reasonable attorneys' fees incurred by the prevailing party in the resolution of any dispute, controversy, claim or difference hereunder shall be borne by the losing party.

     SECTION 14. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 15. SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     SECTION 16. HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 17. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile shall be deemed valid execution of this Agreement, binding on the parties.

IN WITNESS WHEREOF, each of the parties hereto has caused this Shareholder's Agreement to be executed as of the date first written above in their individual capacity or by their respective officers thereunto duly authorized, as applicable.


SLW ENTERPRISES INC.



By:
   ------------------------------
Barry Alter, President



SHAREHOLDER



By:
   --------------------------------
Name:                                   Number of Existing Shares:
     ------------------------------                                ----------
Position (if applicable):
                         ----------

Address:
        ---------------------------

Address:
        ---------------------------

Telephone Number:
                 ------------------

Facsimile Number:
                 ------------------

                                    Exhibit C


                              SLW ENTERPRISES INC.
                        4015 Palm-Aire Drive West, #1002
                            Pompano Beach, FL  33069
                                  416.782.9169


April 23, 2002


Dr. Bogdan C. Maglich
10 Mauchly Drive
Irvine, CA  92618

Re:  Exchange of HiEnergy Microdevices, Inc. Stock Options

Dear Dr. Maglich:

This letter confirms the discussion you had with Greg Gilbert and me earlier today concerning how to treat your 111,040 HiEnergy Microdevices, Inc. ("HiEnergy") stock options. We propose to have you agree to unwind the conditional promissory note exercise of those options effected on your behalf by the HiEnergy Board of Directors and to cancel those options. In exchange, SLW Enterprises Inc. will agree to grant you an option on substantially the same terms and conditions as your HiEnergy options, adjusted to take account of the
22.3524 exchange ratio used in the Voluntary Share Exchange Agreement. The number of shares underlying your SLW option would be determined by multiplying the number of your HiEnergy options by 22.3524, which would result in a total of 2,482,011 SLW Enterprises Inc. stock options, and your strike price would be determined by dividing your HiEnergy strike price by 22.3524, or about $0.134 per share. If this arrangement is acceptable, please indicate by signing below, and we will draw up the necessary paperwork and take the Board of Directors action required at the SLW level.

Very truly yours,

SLW ENTERPRISES INC.

/s/

Barry Alter
President

ACCEPTED and AGREED to this 23rd day of April, 2002.
                            ----


   /s/
---------------------------------------
Dr. Bogdan C. Maglich